Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

THIRD QUARTER ENDED SEPTEMBER 30, 2011

INDEX

Forward-looking statements	2
Executive summary	3
Overview	5
Third quarter 2011 Highlights	6
2011 Outlook	10
Summarized financial results	12
Attributable gold production, cash cost per ounce and gold margin	15
Gold sales volume and realized gold price	16
Niobium production, sales and operating margin	16
Financial results	17
Quarterly financial review	21
Market trends	22
Results of operations	24
Development projects	31
Exploration	33
Financial position	39
Disclosure controls and procedures and internal controls over financial reporting	45
Changes in accounting policies and future accounting policies	46
Risks and uncertainties	47
Supplemental information to the management’s discussion and analysis	48
Mining operations production data	56

The following Management’s Discussion and Analysis (“MD&A”), dated November 8, 2011, should be read in conjunction with the Company’s annual consolidated financial statements for December 31, 2010 and related notes thereto which appear elsewhere in this report. Beginning January 1, 2011, IAMGOLD reports under International Financial Reporting Standards (“IFRS”). The unaudited consolidated interim financial statements for the third quarter of 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS (refer to note 28 in the unaudited consolidated interim financial statements for the third quarter of 2011 for reconciliations from Canadian generally accepted accounting principles (“GAAP”) to IFRS). All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s annual MD&A risks and uncertainties section, and the Company’s 2010 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form and the risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured,” “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC as they may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Form 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov./edgar.html/ or by contacting the Investors Relations department.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

EXECUTIVE SUMMARY

IAMGOLD Corporation (“IAMGOLD,” “IMG,” or the “Company”) is committed to being a global leader in generating superior value for its stakeholders through responsible mining. With respect to corporate social responsibility, IAMGOLD’s commitment is to Zero Harm, in every aspect of its business.

Focus on increasing value for its stakeholders

IAMGOLD remains focused on growth and increasing value for its stakeholders. The Company will continue its strategy of expanding existing operations as the most cost effective way to grow while aggressively looking for accretive new opportunities. In addition, IAMGOLD will pursue strategic relationships to unlock value within its existing portfolio of assets and to target new opportunities.

•

IAMGOLD remains focused on expanding its existing base of core assets. Expansion reviews continue at all sites with conclusions on feasibility plans and construction decisions expected by year-end at Essakane and Sadiola. The Company continues to make progress in unlocking the value in Niobec, including establishing a financing framework to fund expansion without reliance on cash flow from the gold business.

•

The Company continues to invest in opportunistic junior mining firms as an avenue for growth. As of September 30, 2011, these investments totaled $100.4 million at market value. In November 2011, IAMGOLD announced that it had acquired an interest in two companies with exploration projects in Colombia. An equity interest with a third company is expected to close in the near future. The combined investment of all three is approximately $20 million.

•

On August 31, 2011, the Company completed the disposition of its Mupane gold mine for $34.2 million. The divestiture is in line with IAMGOLD’s strategy to focus its resources on expanding its core properties.

•	In June 2011, the Company increased its annual dividend payment to $0.20 per share, effectively a 200% increase in annual dividend payment over 2010. A dividend of $37.5 million was paid in July 2011.

•

In June 2011, the Company completed the sale of its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for $667.0 million, resulting in a gain of $402.8 million. In addition to increasing the Company’s liquidity position to $1.2 billion, the transaction enables the Company to increase its focus, time and resources on IAMGOLD operated and joint venture operations.

•	In February 2011, the Company disposed of the La Arena project, a non-strategic asset, for $48.8 million resulting in a gain of $10.5 million (before income tax impact).

Results

During the third quarter of 2011, the Company generated $431.9 million in revenues from continuing operations supported by an average realized gold price of $1,675 per ounce. Adjusted net earnings1 from continuing operations attributable to equity shareholders of $112.5 million ($0.30 per share1) increased by 182% compared to the third quarter of 2010. The adjusted operating cash flow1 of $211.0 million ($0.56 per share) during the third quarter of 2011 compared to $97.6 million ($0.26 per share) during the third quarter of 2010, continues to fund the expansion plans at IAMGOLD’s existing operations and fund exploration initiatives.

[1]

Adjusted net earnings attributable to equity shareholders of the Company, adjusted net earnings attributable to equity shareholders per share, cash cost per ounce, adjusted operating cash flow and adjusted operating cash flow per share are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

For the third quarter of 2011, IAMGOLD reported 222,000 ounces of attributable gold produced from continuing operations representing a 27,000-ounce or 14% increase compared to the same period last year. Cash costs for continuing operations for the third quarter of 2011 were $674 per ounce1. Average cash costs at IAMGOLD’s operated sites were $602 per ounce during the third quarter of 2011, an increase of 27% compared to $475 per ounce during the third quarter of 2010.

The consolidated cash cost1 from continuing operations increased by $135 from $539 per ounce in the third quarter of 2010 to $674 per ounce in the third quarter of 2011. The Company faced cost pressures from higher labour costs, higher energy costs, and higher costs of consumables. Despite the recent decline from high prices, the worldwide price for crude oil continues to be higher than the prior year. This increase in energy prices led to higher haulage and power generation costs. Royalties increased by $38 per ounce due to higher gold prices. In addition, lower grades and hard rock contributed to increasing costs per ounce. Notwithstanding these cost increases, gold margins per ounce of gold1 increased by 42% as a result of the increased gold price.

Niobium revenues were $42.4 million in the third quarter of 2011 compared to $40.4 million in the same period in 2010, due to a higher realized niobium price during the quarter. The operating margin per kilogram of niobium1 decreased by $5 per kilogram during the third quarter of 2011 compared to the same period in the prior year. Notwithstanding the higher average price sold, the lower than expected operating margin was due to lower grades and costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

Outlook

Attributable gold production guidance from continuing operations in 2011 remains between 870,000 and 930,000 ounces and cash costs of between $620 and $650 per ounce. These guidance figures exclude the discontinued operations of Mupane, Tarkwa and Damang results from production and cash costs.

Focus on growth and strategy of expanding existing operations

The Company demonstrated its focus on profitable growth with the following initiatives in 2011:

•	Progress with the feasibility study to review the expansion of the Essakane mine to capitalize on near-mine exploration results.

•	Reviewing steps to expand the capacity at the Rosebel mine.

•	Feasibility study completed during the first quarter of 2011 on the Sadiola sulphide initiative and continuing progress towards a construction decision expected by the end of 2011.

•

Independent technical report confirming IAMGOLD’s niobium mine potential with a near 700% increase in measured and indicated mineral resources to over 1.9 billion kilograms of contained niobium pentoxide and an estimated after-tax net asset value of up to $2.0 billion.

•

Exploration and development continues at the Westwood project with spending of $2.2 million and $30.6 million, respectively, in the third quarter of 2011. The shaft achieved a depth of 1,400 metres. The project continues within plan for production in early 2013.

•

Numerous projects underway and pursuing additional advance exploration opportunities to continue to provide a strong pipeline for future growth. As noted in the news release on September 19, 2011, the Company has accelerated investment in key areas.

IFRS

The Company now reports its consolidated financial statements according to International Financial Reporting Standards (“IFRS”). Refer to note 28 in the unaudited consolidated interim financial statements for the 2010 reconciliation from Canadian generally accepted accounting principles to IFRS.

[1]

Cash cost per ounce and operating margin per kilogram of niobium sold, gold margin per ounce are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

OVERVIEW

IAMGOLD is an established mining company. IAMGOLD’s interests include five operating gold mines, a niobium mine, a diamond royalty, and exploration and development projects located in Africa and the Americas. IAMGOLD’s growth plans are currently focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Quebec. The Company’s advanced exploration and development projects include the Westwood project in Canada and the Quimsacocha project in Ecuador.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and evaluation projects (“E&E”).

		Reporting	Geographic	IAMGOLD Share(e)
Site	Operator	Segment	Location	2011	2010
Rosebel mine	IAMGOLD	Gold	Suriname	95%	95%
Essakane mine(a)	IAMGOLD	Gold	Burkina Faso	90%	90%
Doyon division(b)	IAMGOLD	Gold	Canada	100%	100%

Niobec mine	IAMGOLD	Non-gold	Canada	100%	100%
Quimsacocha project	IAMGOLD	E&E	Ecuador	100%	100%

Joint Ventures:
Sadiola mine	AngloGold Ashanti	Gold	Mali	41%	41%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%

Discontinued Operations:
Tarkwa mine(c)	Gold Fields Limited		Ghana	-	18.9%
Damang mine(c) Mupane mine(d)	Gold Fields Limited Galane Gold Ltd.	Corporate	Ghana Botswana	- 48.5%	18.9% 100%

(a)	Commercial production began on July 16, 2010.

(b)	The Doyon division includes the Mouska mine and the Westwood project.

(c)	On June 22, 2011, the Company sold its interests in Tarkwa and Damang gold mines.

(d)

On August 31, 2011, the Company completed the disposition of its Mupane gold mine for $34.2 million. As part of the consideration received, IAMGOLD received 21,875,000 common shares of Galane Gold Ltd. (“Galane”), the new owner of the Mupane mine, representing approximately 48.5% of the outstanding shares of Galane. The Mupane mine was classified as a discontinued operation until August 31, 2011. As of September 1, 2011, the Company will report the Investment in Galane using the equity basis of accounting.

(e)

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), and Essakane S.A. (the Essakane mine). Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. This MD&A includes discussion and analysis based on the portion of net earnings, net earnings from discontinued operations and adjusted net earnings attributable to equity shareholders of the Company.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

THIRD Quarter 2011 HIGHLIGHTS

Financial Results and Position

•	Revenues from continuing operations of $431.9 million were up 84% from $234.7 million in the third quarter of 2010.

•

Adjusted net earnings from continuing operations attributable to equity shareholders[1] of $112.5 million ($0.30 per share1), increased by 182% from $39.9 million ($0.11 per share) in the third quarter of 2010.

•

Net earnings attributable to equity shareholders of $40.7 million ($0.11 per share) compared to $52.0 million ($0.14 per share) in the third quarter of 2010. Excluding the $9.2 million ($0.02 per share) loss from discontinued operations, net earnings were impacted mainly by unrealized losses associated with the end of September volatility in currency markets, asset retirement obligation charges for closed mines resulting from changes in long-term discount rates, partly offset by gains on sale of marketable securities. See the Adjusted Net Earnings reconciliation on page 49 for further details.

•	Adjusted operating cash flow from continuing operations[1] of $211.0 million ($0.56 per share1), increased by 116% compared to $97.6 million ($0.26 per share) in the third quarter of 2010.

•

Financial position with cash, cash equivalents, short-term investments and gold bullion (at market) were unchanged from the prior quarter end at $1.2 billion. Operating cash flow during the current quarter effectively funded investments in operating, exploration and development sites.

•

On August 31, 2011, the Company completed the disposition of its Mupane gold mine for $34.2 million resulting in an after-tax gain on disposal of $6.8 million. The disposal of the site resulted in a loss from discontinued operations of $16.3 million, including the retirement of outstanding Mupane gold hedges for $18.7 million.

•

The net loss from discontinued operations is presented separately as net earnings (loss) from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

Production, Cash Costs and Margin

Gold Operations

•

Attributable gold production of 222,000 ounces from continuing operations, an increase of 14% compared to 195,000 attributable ounces in the third quarter of 2010. Total attributable gold production including discontinued operations was 231,000 ounces (256,000 ounces in the third quarter of 2010).

•

Weighted average cash costs[1] from continuing operations were $674 per ounce, compared to $539 per ounce in the third quarter of 2010. Cash costs at IAMGOLD-operated sites were $602 per ounce compared to $475 per ounce in the third quarter of 2010.

•	Gold margin[1] increased by 42% from $703 per ounce during the third quarter of 2010 to $1,001 per ounce during the third quarter of 2011 as price increases more than offset the increases in costs.

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, adjusted operating cash flow from continuing operations, and adjusted operating cash flow from continuing operations per share, cash cost per ounce, and gold margin per ounce are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Niobec Mine

Niobium production of 1.2 million kilograms, 0.1 million kilograms higher than production in the third quarter of 2010, and an operating margin1 of $14 per kilogram, compared to $19 per kilogram in the third quarter of 2010. Notwithstanding the higher average price sold, the lower than expected operating margin was due to lower grades and costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

Exploration

Exploration expenditures of $27.1 million, compared to $18.6 million during the third quarter of 2010, including near-mine exploration and resource development at Rosebel, Essakane and Westwood, and greenfield exploration on 16 projects.

Development and Expansion Projects

Canada – Westwood Project

The overall plan remains on track for an early 2013 commercial start. The Westwood project expenditures, excluding exploration, in the third quarter of 2011 totaled $30.6 million (first nine months of 2011 – $88.4 million) with significant infrastructure preparation and construction, including the completion of a number of hoist elements, the fire detection system with the new pump house, the waste silo foundation, and the beginning of the ground support of the six-metre diameter ventilation shaft. During the third quarter of 2011, shaft sinking reached 1,400 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level, and underground development work including 2,200 metres of lateral and vertical excavation achieved (first nine months of 2011 – 6,566 metres). The incident involving the hoist at the Doyon division, as disclosed on July 13, 2011, will not have a significant impact on the timing of the Westwood project. Plans remain on track for an early 2013 commercial start.

Ecuador – Quimsacocha

The Company has obtained the requisite permits and authorization to advance feasibility work of the Quimsacocha project. The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters, including the analysis of the model mining contract recently released by the Ecuadorian government. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key terms.

Mali – Sadiola Sulphide Project

The feasibility study on the Sadiola sulphide initiative was completed in 2010 and progress continues towards a construction decision. Technical and commercial reviews are ongoing by both joint venture holders and a decision is now expected by the end of the year.

Suriname – Rosebel Mine Feasibility Study to Expand the Plant Capacity

The Company is progressing with the framework agreement reached in May of this year in support of capacity expansion plans. Feasibility work is planned for in 2012 with construction into 2013.

Burkina Faso – Essakane Feasibility Study to Expand the Mine

A feasibility study to expand the mine is currently in progress and is expected to be completed in the fourth quarter. Following a positive outcome of the study, construction would commence in early 2012.

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Canada – Niobec Study to Expand the Mine

In the third quarter of 2011, the Company continued executing on its strategic initiative to unlock the value of Niobec. The execution plan includes divesting a minority ownership position in the Niobec mine to a potential strategic investor (private placement) and establishing a financing structure. The Company believes that there are a number of strategic benefits to pursuing this plan including:

•	Enabling the Company to increase its focus on gold assets by divesting its portfolio of a share in a non-gold asset,

•	Establishing a value marker of the Niobec business, for the market,

In the third quarter of 2011, the Company established a financing framework to fund expansion without reliance on cash flow from the gold business. This may include the sale of a minority interest to a strategic investor. Towards this end, discussions with potential private investors continued throughout the quarter and specific due diligence work was conducted. While discussions have been constructive despite the market volatility, the Company is committed to executing a deal that reflects the fair value of Niobec.

Canada – Rare Earth Element (REE) Zone

In addition, the Company has initiated exploration and metallurgical test work on the identified underexplored REE zone near the Niobec mine.

Commitment to Zero Harm Continues

•

In March 2011, IAMGOLD received the 2011 Environmental and Social Responsibility Award from the Prospectors and Developers Association of Canada (“PDAC”). This award recognizes accomplishment in environmental protection and in developing good community relations in the mining sector. According to PDAC, IAMGOLD is being recognized and honoured for its commitment to excellence in environmental stewardship, community engagement, and health and safety in its exploration projects and operating mines in Africa, South America and Quebec. The Company is particularly commended for having been placed as the top extractive company and third overall in the Globe and Mail’s ranking of Canada’s largest companies by environmental and social and governance performance.

•

On May 23, 2011, IAMGOLD was honoured with the 2011 Syncrude Award for Excellence in Sustainable Development for IAMGOLD’s Zero Harm vision. This award promotes the Canadian minerals industry as an active seeker of sustainability solutions that engage and affect the Canadian public. Sustainability is defined as meeting the needs of the present generation without compromising the ability of future generations to meet their needs. Sustainable development includes the interdependent and mutually reinforcing pillars of economic development, social development and environmental protection. This award recognizes extraordinary systems, programs or processes that have far-reaching and positive sustainability effects in all industry sectors across Canada. It recognizes those individuals, communities, organizations, corporations or academics that are working to create economic wealth while mitigating environmental impacts and acting inclusively towards all segments of society.

•	IAMGOLD made the 2011 Maclean’s/Jantzi-Sustainalytics list of the 50 Most Responsible Corporations in Canada for the second year in a row.

•	IAMGOLD also ranked first in the mining industry in Canada’s Best 50 Corporate Citizens in 2011 CSR publication Corporate Knights Magazine.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

•

On September 29, 2011, IAMGOLD announced that it has embarked upon an innovative Canadian Public-Private Partnership to improve educational opportunities and provide greater access to “job-readiness” training for the youth of Burkina Faso in West Africa. The Canadian International Development Agency (CIDA) has approved funding of C$5.7 million to support this five-year project which was jointly proposed by Plan Canada and IAMGOLD. Together, Plan Canada and IAMGOLD have committed C$1.9 million to the project, which represents one of the largest public-private partnerships with an extractive company in CIDA’s history.

•

The frequency of all types of serious injuries (measured as DART rate[1]) across IAMGOLD during the third quarter of 2011 was 1.07 compared to 0.93 in the third quarter of 2010. However, serious injuries across the Company reduced by 52% over the same period. The importance of continually striving for Zero Harm is a core value for IAMGOLD. The Company strives to eliminate all injuries through programs that reinforce the importance of constant vigilance in the workplace and the adoption of safe work practices.

[1]	The DART rate refers to the number of Days Away, Restricted Duty or Job Transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

2011 OUTLOOK

IAMGOLD guidance for production and cash costs has been maintained for 2011 and is as follows:

2011 Guidance Issued in August 2011
Attributable gold production (000 oz)
Mines owned and operated by IAMGOLD
Rosebel	360–380
Essakane	340–360
Mouska	25–30
725–770
Sadiola and Yatela mines	145–160
Total attributable production from continuing operations	870-930
Discontinued operations (Mupane, Tarkwa and Damang)	76
Total	940–1,000
Cash cost ($/oz of gold) from continuing operations[1]	620–650

Average gold price ($/oz)	1,500
Average crude oil price ($/barrel)	95
Average foreign exchange rate (C$/US$)	1.00
Average foreign exchange rate (US$/€)	1.40
Niobium production
Niobec (millions of kilograms)	4.5–5.0
Operating margin ($/kg Nb)[1]	15–17

Guidance for Gold Production

The Company’s overall production and cash cost per ounce guidance from continuing operations remains unchanged from the guidance issued in August 2011. Total production is estimated to be within guidance of 940,000 to 1,000,000 ounces. The Company maintains its guidance for cash cost per ounce of gold in 2011 of between $620 and $650 per ounce given the stated assumptions.

The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2011.

[1]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

	Change of	Impact on the Annualized 2011 Cash Cost by $/oz
Gold price	$100/oz	$6
Oil price	$10/barrel	$10
Canadian dollar per U.S. dollar	$0.10	$3
Euro per U.S. dollar	$0.10	$5

Guidance for Niobium Production and Operating Margin per Kilogram of Niobium

Niobec’s production for 2011 is expected to be within guidance of 4.5 million to 5.0 million kilograms and the operating margin is expected to be at the lower end of guidance of $15 to $17 per kilogram.

The decline in operating margin is due to mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

Guidance for Capitalized Mining Assets, Exploration and Development Expenditures

For 2011, the Company plans to incur approximately $360.0 million in capital expenditures, down from previous guidance of $460.0 million. Capital expenditures at Rosebel have been revised downwards by $25 million and at Essakane by $68 million to better reflect the timing of spending. Overall delivery of the projects remains as planned. During the first nine months of 2011, IAMGOLD’s expenditures totaled $247.7 million.

The Company plans to incur approximately $66.2 million in exploration expenses in 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

SUMMARIZED FINANCIAL RESULTS

Revenues from continuing operations in the third quarter of 2011 were $431.9 million, an 84% increase from $234.7 million in the third quarter of 2010, primarily due to higher gold sales from higher production and higher metals prices. For IAMGOLD’s continuing operations including joint ventures, the number of ounces of gold sold increased by 76,000 ounces while the average realized gold price rose by 35% compared to the third quarter of 2010. Gold margin per ounce1 increased from $703 to $1,001 as price increases more than offset the increases in costs.

Net earnings attributable to equity shareholders were $40.7 million ($0.11 per share) during the third quarter of 2011, compared to $52.0 million ($0.14 per share) in the third quarter of 2010. Net earnings were impacted mainly by the loss from discontinued operations of $9.2 million, and unrealized losses associated with the end of September volatility in currency markets, asset retirement obligation charges for closed mines resulting from changes in long-term discount rates, partly offset by gains on sale of marketable securities.

Adjusted net earnings from continuing operations attributable to equity shareholders1 of $112.5 million ($0.30 per share1) increased by 182% compared to $39.9 million ($0.11 per share) in the third quarter of 2010. This strength results from the impact of higher sales and gold prices, partially offset by increases in mining costs and income and mining taxes.

Results from discontinued operations and the related gain on disposal are presented separately as net earnings (loss) from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

Operating cash flow from continuing operations in the third quarter of 2011 was $174.0 million compared to $49.5 million in the third quarter of 2010. Adjusted operating cash flow from continuing operations1 in the third quarter of 2011 was $211.0 million ($0.56 per share)1, an increase of 116% compared to $97.6 million ($0.26 per share) in the third quarter of 2010. The increase is mainly due to the impact of higher production from continuing operations and higher per ounce gold margin.

Financial Position

The Company’s cash, cash equivalents, short-term investments and gold bullion (at market value) position has improved with $1.2 billion available at September 30, 2011, compared to $0.4 billion at the end of 2010.

During the first nine months of 2011, cash, cash equivalents and short-term investments increased mainly due to the sale of its 18.9% interest in the Tarkwa and Damang gold mines for gross proceed of $667.0 million. Cash generated from operating activities were effectively re-invested in operating and development capital investments as well as funding the Company’s exploration activities.

As at September 30, 2011, $350.0 million of unused credit remained available under the Company’s credit facility. In addition, the Company had used $17.7 million of its $50.0 million letters of credit facility.

In 2011, the Company plans to incur approximately $360.0 million in capital expenditures and $66.2 million in exploration expenses.

[1]

Gold margin per ounce, adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, adjusted operating cash flow from continuing operations and adjusted operating cash flow from continuing operations per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	September 30 2011	Change	December 31 2010

Financial Position	$		$
Cash, cash equivalents, short-term investments and gold bullion
• at market value	1,218.8	196%	411.3
• at cost	1,098.7	253%	311.2
Total assets	4,147.6	21%	3,431.1
Equity	3,427.8	24%	2,758.1

(in $ millions, except where noted)	Third quarter ended September 30, 2011	Change	Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change	Nine months ended September 30, 2010
	$		$	$		$

Results of Continuing Operations
Revenues	431.9	84%	234.7	1,191.6	82%	656.2
Mining costs including depreciation, depletion and amortisation	240.7	73%	139.2	650.2	65%	393.1
Earnings from mining operations	191.2	100%	95.5	541.4	106%	263.1

Net earnings from continuing operations attributable to equity shareholders	50.0	34%	37.4	257.7	143%	106.0
Basic earnings from continuing operations attributable to equity shareholders per share ($/share)	0.13	30%	0.10	0.69	138%	0.29

Net earnings attributable to equity shareholders	40.7	(22%)	52.0	673.0	386%	138.6
Basic net earnings attributable to equity shareholders per share ($/share)	0.11	(21%)	0.14	1.80	386%	0.37
Adjusted net earnings from continuing operations attributable to equity shareholders[1]	112.5	182%	39.9	297.9	186%	104.0
Basic adjusted net earnings from continuing operations attributable to equity shareholders per share ($/share)[1]	0.30	173%	0.11	0.80	186%	0.28

Cash Flows
Operating cash flow from continuing operations	174.0	252%	49.5	385.1	163%	146.7
Adjusted operating cash flow from continuing operations[1]	211.0	116%	97.6	579.1	107%	279.9
Adjusted operating cash flow from continuing operations per share[1] ($/share)	0.56	115%	0.26	1.55	107%	0.75

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, adjusted operating cash flow from continuing operations and adjusted operating cash flow from continuing operations per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

	Third quarter ended September 30, 2011	Change	Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change	Nine months ended September 30, 2010
Key Operating Statistics
Gold mines (Continuing operations)
Gold sales (000 oz)[1]	231	49%	155	690	54%	449
Average realized gold price ($/oz)	1,675	35%	1,242	1,524	29%	1,182

Attributable gold production (000 oz)
Continuing operations	222	14%	195	643	36%	473
Discontinued operations	9	(85%)	61	76	(58%)	179
Total	231	(10%)	256	719	10%	652

Cash cost from continuing operations ($/oz)[2]	674	25%	539	634	19%	534

Gold margin from continuing operations ($/oz)[2]	1,001	42%	703	890	37%	648

Operating results – Niobec mine
Niobium sales (millions of kg Nb)	1.0	(9%)	1.1	3.3	-	3.3
Niobium production (millions of kg Nb)	1.2	9%	1.1	3.4	-	3.4
Operating margin ($/kg Nb)[2]	14	(26%)	19	14	(26%)	19

[1]

Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela. Attributable sales volume for the third quarters of 2011 and 2010 were 217,000 ounces and 149,000 ounces, respectively, and for the first nine months of 2011 and 2010, 648,000 ounces and 433,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[2]

Cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

ATTRIBUTABLE GOLD PRODUCTION, CASH COST AND GOLD MARGIN PER OUNCE

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production and the gold margin.

	Gold Production		Total Cash Cost[1]		Gold Production		Total Cash Cost[1]
	Third quarter ended September 30				Nine months ended September 30
	2011	2010	2011	2010	2011	2010	2011	2010
IAMGOLD Operator	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
Rosebel (95%)	94	101	629	484	281	276	622	499
Essakane (90%)	86	42	535	459	243	42	513	459
Doyon division[2] (100%)[1]	5	13	1,203	456	5	15	1,203	429
	185	156	602	475	529	333	577	491
Joint Ventures
Sadiola (41%)	30	30	839	659	93	89	755	611
Yatela (40%)	7	9	1,793	1,243	21	51	1,510	678
	37	39	1,031	794	114	140	894	635
Continuing operations	222	195	674	539	643	473	634	534
Discontinued operations	9	61	1,287	695	76	179	847	681
Total	231	256	697	577	719	652	656	574

Continuing operations
Cash cost excluding royalties			584	487			550	476
Royalties			90	52			84	58
Cash cost[1]			674	539			634	534

Gold margin from continuing operations
Realized gold prices			1,675	1,242			1,524	1,182
Cash cost			674	539			634	534
Gold margin[1]			1,001	703			890	648

IAMGOLD’s attributable gold production from continuing operations increased by 27,000 ounces (14%) during the third quarter of 2011 compared to the same period in the prior year primarily as a result of higher production from Essakane which was ramping up in the prior year quarter. These increases were partly offset by timing of commencement of batch processing at Mouska and lower grades mined at Rosebel.

The consolidated cash cost from continuing operations increased by $135 from $539 per ounce in the third quarter of 2010 to $674 per ounce in the third quarter of 2011. Cash costs at IAMGOLD-operated sites were $602 per ounce compared to $475 per ounce in the third quarter of 2010. The Company faced cost pressures from higher labour costs, higher energy costs, and higher costs of consumables. Despite the recent decline from high prices, the worldwide price for crude oil continues to be higher than the prior year. This increase in energy prices led to higher haulage and power generation costs. Royalties increased by $38 per ounce due to higher gold prices. In addition, lower grades and harder contributed to increasing costs per ounce. Notwithstanding these cost increases, gold margins per ounce of gold1 increased by 42% as a result of the increased gold price.

[1]	Cash cost per ounce and gold margin per ounce are a non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.
[2]	As a cost savings initiative, the ore mined from Mouska was stockpiled and processing has commenced in the third quarter of 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

GOLD SALES VOLUME AND REALIZED GOLD PRICE

The following table presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold sales		Realized gold price		Gold sales		Realized gold price
	Third quarter ended September 30				Nine months ended September 30
	2011	2010	2011	2010	2011	2010	2011	2010
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
Operator	193	117	1,672	1,247	578	312	1,523	1,189
Joint ventures(a )	38	38	1,693	1,225	112	137	1,528	1,166
Total sales from continuing operations(b )(c)	231	155	1,675	1,242	690	449	1,524	1,182

(a)	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).

(b)

Attributable sales volume for the third quarters of 2011 and 2010 were 217,000 ounces and 149,000 ounces, respectively, and for the first nine months of 2011 and 2010, 648,000 ounces and 433,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

(c)

Continuing operations exclude Mupane, Tarkwa and Damang which are discontinued operations. Gold sales from discontinued operations for the third quarters of 2011 and 2010 were 7,000 ounces and 61,000 ounces, respectively. Gold sales from discontinued operations for the first nine months of 2011 and 2010 were 79,000 ounces and 181,000 ounces, respectively.

Gold sales volumes from continuing operations increased in the third quarter of 2011 compared to the third quarter of 2010, mainly due to higher production at Essakane.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	Third quarter ended September 30			Nine months ended September 30
	2011	Change	2010	2011	Change	2010
Operating results – Niobec mine
Niobium production (millions of kg Nb)	1.2	9%	1.1	3.4	-	3.4
Niobium sales (millions of kg Nb)	1.0	(9%)	1.1	3.3	-	3.3
Operating margin ($/kg Nb)[1]	14	(26%)	19	14	(26%)	19

Niobium production during the third quarter of 2011 was 9% higher compared to the prior year quarter. The operating margin per kilogram of niobium decreased by $5 per kilogram during the third quarter of 2011 compared to the same period in 2010. Notwithstanding the higher average price sold, the lower than expected operating margin was due to lower grades and costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

[1]	Operating margin per kilogram of niobium at the Niobec Mine is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

FINANCIAL RESULTS

ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO EQUITY SHAREHOLDERS1

Adjusted net earnings from continuing operations attributable to equity shareholders1 during the third quarter of 2011 of $112.5 million increased by $72.6 million when compared to $39.9 million in the same period in 2010. The change is attributable to the following:

Third quarter ended September 30 2011
(in $ millions)	$
Higher metal prices	102.4
Higher sales volumes	94.3
Higher revenues from royalties	0.5
Higher operating costs	(73.7)
Higher royalty expenses	(10.7)
Higher depreciation, depletion and amortisation	(5.0)
Higher exploration expenses	(8.1)
Higher general and administrative expenses	(3.9)
Other	(6.4)
Higher income and mining taxes	(16.8)
Increase in adjusted net earnings from continuing operations attributable to equity shareholders, compared to the third quarter of 2010	72.6

REVENUES

The Company’s consolidated revenues from continuing operations increased by $197.2 million (84%) compared to the third quarter of 2010 to $431.9 million in the third quarter of 2011 as a result of:

•

Gold revenues increased by $194.7 million as gold prices rose by $433 per ounce ($100.2 million) and gold sale volume increased by 76,000 ounces ($94.5 million) primarily as a result of higher production from Essakane which was ramping up in the prior year quarter;

•	Niobium revenues increased by $2.0 million primarily as a result of higher niobium prices; and

•	Revenues from other metals and royalty interests in the Diavik mine increased by $0.5 million.

MINING COSTS

Third quarter 2011 mining costs from continuing operations, excluding depreciation, depletion and amortisation, increased by $96.7 million (90%) to $203.7 million compared to the third quarter of 2010. Mining costs rose due to:

•

Higher operating costs ($73.7 million), primarily at Essakane, Rosebel and Niobec. At Essakane, the higher mining costs were primarily the result of higher production in the current quarter compared to the third quarter of 2010 when the mine was ramping up. Operating costs were also higher due to increased labour, energy and consumables costs and the impact of mining lower grades;

•	Asset retirement obligations revaluation ($12.3 million) due to lower discount rates charged to the statement of earnings for closed sites; and

•	Higher royalties ($10.7 million) driven from higher realized gold prices.

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

DEPRECIATION, DEPLETION AND AMORTISATION

Depreciation, depletion and amortisation increased from $32.6 million in the third quarter of 2010 to $37.6 million in the third quarter of 2011, mainly due to higher production from Essakane. This was partially offset by an increase in the reserves for gold sites and at Niobec.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses in the third quarter of 2011 were $14.4 million, compared to $10.5 million in the third quarter of 2010. The increase is mainly the result of certain one-time charges for 2011, increased spending on recruiting and higher donations to charitable causes.

EXPLORATION EXPENSES

Exploration expenses in the third quarter of 2011 were $20.3 million, compared to $12.2 million in the third quarter of 2010. Exploration expenditures included near-mine exploration and resource development at Rosebel, Essakane and Westwood, and greenfield exploration on 16 projects. Refer to the Exploration section for more details.

FOREIGN EXCHANGE LOSS

The foreign exchange loss in the third quarter of 2011 was $11.9 million, compared to a loss of $8.5 million in the third quarter of 2010. The majority of the foreign exchange loss during 2011 and 2010 was due to the impact of the foreign exchange variation on net monetary assets such as cash, cash equivalents, receivables, payables, income and mining taxes payable, and asset retirement obligations.

INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

The total of interest income, derivatives and other investment gains (losses) was a loss of $12.4 million in the third quarter of 2011 compared to a gain of $7.2 million in the third quarter of 2010.

The major items in the third quarter of 2011 were unrealized derivative losses caused by the volatility in currency markets at the end of September, partially offset by gains on sale of marketable securities.

INCOME AND MINING TAXES

The Company does not recognize tax benefits on losses generated in countries where the recent history of operating losses does not satisfy the “probable” criterion for the recognition of deferred tax assets. Consequently, there are no income tax benefits recognized on the pre-tax losses in these jurisdictions where it is not probable that the benefit will be realized.

The income and mining tax rate varies from the combined Canadian federal and provincial statutory tax rate due to the geographical distribution of earnings, which are subject to different tax rates, fluctuations in exchange rates and other non deductible expenses. The combined impact of these factors resulted in a third quarter and nine-month year to date 2011 effective tax rate of 54.0% and 36.3%, respectively.

Fluctuations in foreign exchange rates

Fluctuations in the exchange rates create a tax impact on unrealized gains (losses) on revaluation of non-monetary assets and liabilities in the foreign jurisdictions. The resulting unrealized gains (losses) are tax affected on a quarterly basis. The rapid appreciation of the U.S. dollar at the end of the third quarter of 2011 caused the third quarter and year to date 2011 effective tax rates to increase by 18.6% and 3.9%, respectively. Excluding the impact of the fluctuations in foreign exchange rates, the third quarter and year to date 2011 effective tax rate would have been 35.4% and 32.4%, respectively.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

DISCONTINUED OPERATIONS

Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for proceeds of $667.0 million. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of April 1, 2011 and recorded an after-tax gain of $402.8 million on this sale.

Mupane mine

On August 31, 2011, the Company completed the disposition of its Mupane gold mine for $34.2 million resulting in an after-tax gain on disposal of $6.8 million. The disposal of the site resulted in a loss from discontinued operations of $16.3 million, including the retirement of outstanding Mupane gold hedges for $18.7 million.

The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over 3 years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million representing approximately 48.5% of the outstanding shares of Galane.

The net loss of the Mupane mine (100%) is disclosed as discontinued operations in the consolidated statement of earnings (refer to note 6 in the Company’s unaudited consolidated interim financial statements).

Starting September 1, 2011, the interest of 48.5% in Galane (the new entity owning the Mupane mine) was accounted for as an investment in associates using the equity method.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

CASH FLOW

	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010
(in $ millions)	$	$	$	$
Continuing operations
Operating activities	174.0	49.5	385.1	146.7
Investing activities	(269.0)	(55.3)	287.8	(292.1)
Financing activities	(35.8)	11.4	(22.2)	21.8
Impact of foreign exchange on cash and cash equivalents	(16.0)	0.1	(15.2)	(0.3)
Increase (decrease) in cash and cash equivalents from continuing operations	(146.8)	5.7	635.5	(123.9)
Cash flows from (used in) discontinued operations	(14.0)	3.5	(19.6)	45.2
Increase (decrease) in cash and cash equivalents	(160.8)	9.2	615.9	(78.7)
Cash and cash equivalents, beginning of period	1,047.5	103.5	270.8	191.4
Cash and cash equivalents, end of period	886.7	112.7	886.7	112.7

Continuing Operations:

Operating Activities

In the third quarter of 2011, cash flows from continuing operating activities were higher than the same period last year as a result of higher gold sales at higher realized prices.

Adjusted operating cash flow from continuing operations1 in the third quarter of 2011 was $211.0 million ($0.56 per share), an increase of 116% compared to $97.6 million ($0.26 per share) in the third quarter of 2010. The increase is mainly due to the impact of higher production from continuing operations and higher per ounce gold margin.

Investing Activities

Capital expenditures in mining assets and exploration and evaluation were $102.7 million during the third quarter of 2011 compared to $56.0 million in the third quarter of 2010.

Investing activities related to continuing operations in the first nine months of 2011 and short-term investments purchased in the third quarter of 2011 for $169.9 million were more than offset by proceeds received from the disposition of the Mupane mine of $6.6 million during the third quarter of 2011, the Tarkwa and Damang mines of $667.0 million during the second quarter of 2011, and the sale of the La Arena project of $48.8 million during the first quarter of 2011.

Financing Activities

Cash flows used in financing activities related to continuing operations in the third quarters of 2011 and 2010 were mainly due to the payment of dividends to shareholders and non-controlling interests partially offset by the issuance of common shares.

[1]

Adjusted operating cash flow from continuing operations and adjusted operating cash flow from continuing operations per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Foreign Exchange

The impact of foreign exchange on cash and cash equivalents is related to the fluctuation of foreign currencies compared to the U.S. dollar.

Discontinued Operations:

Cash flows from (used in) discontinued operations are related to the Mupane, Tarkwa and Damang mines.

QUARTERLY FINANCIAL REVIEW(a)

	IFRS							Can GAAP
(in $ millions, except where noted)	Q3	Q2	2011 Q1	Q4	Q3	Q2	2010 Q1	2009 Q4
	$	$	$	$	$	$	$	$
Revenues from continuing operations	431.9	345.7	414.0	440.9	234.7	198.1	223.4	254.3

Net earnings (loss) from continuing operations	60.0	80.1	142.1	127.9	39.9	24.2	48.7	(56.0)
Net earnings (loss)	50.7	484.5	162.3	134.5	54.5	30.7	60.2	(47.4)
Net earnings (loss) attributable to equity shareholders	40.7	478.9	153.4	124.1	52.0	29.5	57.1	(47.4)
Basic earnings (loss) attributable to equity shareholders of the Company per share ($/share)	0.11	1.28	0.41	0.33	0.14	0.08	0.15	(0.13)

Diluted earnings (loss) attributable to equity shareholders of the Company per share ($/share)	0.11	1.27	0.41	0.33	0.14	0.08	0.15	(0.13)

(a)	The unaudited consolidated interim financial statements for the first nine months of 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

In the third quarter of 2011, the gold price continued to display considerable volatility with spot daily closings between $1,483 and $1,895 per ounce (third quarter of 2010 – $1,157 and $1,308 per ounce) from London Bullion Market Association (“LBMA”).

	Third quarter ended September 30		Nine months ended September 30
($/oz of gold)	2011	2010	2011	2010
Average market gold price	1,702	1,227	1,534	1,178
Average realized gold price	1,675	1,242	1,524	1,182
			September 30, 2011	December 31, 2010
Closing market gold price			1,620	1,406

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2010. The largest producer in the niobium market is a Brazilian producer whose operations can impact market conditions. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production increased by approximately 11% compared to the third quarter of 2010. The niobium average realized price for IAMGOLD was marginally higher in the third quarter of 2011 when compared to the average realized price in the third quarter of 2010.

CURRENCY

The Company’s reporting currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the third quarter of 2011. The recent downgrade in the U.S. sovereign credit rating is not expected to have a material impact on IAMGOLD’s financial position as all or the Company’s revenues and most of cost base are in U.S. dollar, and U.S. dollar denominated short-term investments have maturities of less than twelve months. The key currencies to which the Company is exposed are the Canadian dollar and the euro.

	Third quarter ended September 30		Nine months ended September 30
Average rates	2011	2010	2011	2010
Canadian $ / U.S.$	0.9800	1.0390	0.9776	1.0358
U.S.$ / Euro	1.4127	1.2932	1.4072	1.3162
Closing rates			September 30, 2011	December 31, 2010
Canadian $ / U.S.$			1.0496	0.9999
U.S.$ / Euro			1.3384	1.3382

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

In 2011, the Company is, on an ongoing basis, updating its hedge positions, within its hedging strategy, designed to meet its currency requirements by mitigating the volatility of movement in the exchange rates of foreign currencies. Refer to Financial position – Market risks section for more information.

OIL PRICE

The Company’s operations and projects expect to consume approximately 0.6 million barrels of fuel in 2011. In the third quarter of 2011, the oil price displayed considerable volatility with spot daily closings between $79 and $100 per barrel.

	Third quarter ended September 30		Nine months ended September 30
($/barrel)	2011	2010	2011	2010
Average market oil price	90	76	95	78
			September 30, 2011	December 31, 2010
Closing market oil price			82	91

The Company’s hedging strategy for oil price is based on the use of oil option contracts to provide protection against the effects of oil price increases on the cost of diesel fuel. Call options on oil are used to mitigate the risk of diesel price increases. Refer to Financial position – Market risks section for more information.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

RESULTS OF OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results

100% Basis

	Third quarter ended September 30, 2011	Change	Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change	Nine months ended September 30, 2010
Total operating material mined (000 t)	14,883	20%	12,364	38,478	-	38,320
Strip ratio(a)	3.0	-	3.0	3.1	3%	3.0
Ore milled (000 t)	3,315	7%	3,112	9,508	1%	9,415
Head grade (g/t)	1.0	(9%)	1.1	1.0	-	1.0
Recovery (%)	93	(1%)	94	94	2%	92
Gold production – 100% (000 oz)	99	(7%)	106	296	2%	290
Attributable gold production – 95% (000 oz)	94	(7%)	101	281	2%	276
Gold sales – 100% (000 oz)	99	3%	96	290	2%	285

Gold revenue ($/oz)(b)	1,674	35%	1,238	1,529	29%	1,184

Cash cost excluding royalties ($/oz)	535	27%	421	537	22%	439
Royalties ($/oz)	94	49%	63	85	42%	60
Cash cost ($/oz)(c)	629	30%	484	622	25%	499

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during the third quarter of 2011 was 7% lower than the same quarter in the prior year, primarily as a result of lower grades partially offset by higher throughput.

The site faced cost pressures during the quarter and cash costs were higher. Higher global oil prices led to increased cost of hauling and increased costs of thermal power.

Labour costs were higher in the third quarter of 2011 compared to the third quarter of 2010 due to inflationary factors in the Surinamese economy and royalties increased with rising gold prices, partly offset by the devaluation of the Surinamese dollar.

During the third quarter of 2011, Rosebel’s capital expenditures were $25.2 million and consisted of new mining equipment ($13.3 million), resource delineation and near-mine exploration ($2.5 million), new truck shop ($1.8 million), tailings dam ($1.5 million), gravity circuit ($1.5 million), and various smaller projects ($4.6 million). Capital expenditures during the first nine months of 2011 were $50.9 million.

Expansion at Rosebel

The expansion is primarily an optimization of the open pit mine. Without this expansion, mill throughput would decline going forward as the ore mix will trend to higher proportions of hard rock. The cost of the staged expansion is expected to total an additional $185 million over the next seven years versus the no-expansion case with sustaining and replacement capital only. The project entails additional grinding capacity to allow mill throughput to be maintained between 12 and 14 million tonnes per year, even with the increased hard rock volumes, coupled with additional mining equipment to increase annual mining capacity to 70 million tonnes to optimize mill feed grades.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

In May 2011, the Company reached a framework agreement with the Government of Suriname to support a substantial capacity increase at the Rosebel gold mine. The framework is centered on IAMGOLD’s increased investment in brownfield and other near plant resource development, infrastructure and energy. Feasibility work is planned for in 2012 with construction into 2013.

Outlook

Rosebel’s attributable production in 2011 is maintained and is expected to be between 360,000 and 380,000 ounces. Capital expenditures for 2011 have been revised downwards by $25 million to $70 million primarily due to timing of spending on the mine equipment and mill expansion. Capital expenditures for 2011 include a 95,000-metre near-mine drill program of $15 million and are designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results

100% Basis

	Third quarter ended September 30, 2011	Change	Third quarter ended September 30, 2010(a)	Nine months ended September 30, 2011	Change		Nine months ended September 30, 2010(a)
Total operating material mined (000 t)	6,526	21%	5,404	20,072	271%		5,404
Strip ratio(b)	1.7	42%	1.2	1.7	42%		1.2
Ore milled (000 t)	1,975	52%	1,298	5,570	329%		1,298
Head grade (g/t)	1.6	33%	1.2	1.6	33%		1.2
Recovery (%)	96	1%	95	96	1%		95
Gold production – 100% (000 oz)	95	102%	47	270	474%		47

Attributable gold production – 90% (000 oz)	86	102%	42	243	474%		42

Gold sales – 100% (000 oz)	91	406%	18	275	1,428%		18

Gold revenue ($/oz)(c)	1,670	30%	1,287	1,520	18%		1,287

Cash cost excluding royalties ($/oz)	451	2%	441	434	(2%	)	441
Royalties ($/oz)	84	367%	18	79	339%		18
Cash cost ($/oz)(d)	535	17%	459	513	12%		459

(a)	Commercial production started July 16, 2010.
(b)	Strip ratio is calculated as waste mined divided by ore mined.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable production during the third quarter of 2011 was 86,000 ounces, compared to 42,000 ounces during the third quarter of 2010 as the site had commenced production in July 2010 and was ramping up. In the second quarter of 2011, the site experienced water shortages. As a result, the site commenced and has almost completed a capital program to build an additional bulk water storage facility to add approximately 50% more storage capacity for the coming year as well as doubling the pumping capacity between the water capture point and the water storage reservoirs.

Cash costs in the third quarter of 2011 were higher compared to the third quarter of 2010 mainly due to higher energy prices, upward pressure on consumable prices and higher royalties due to higher gold prices.

During the third quarter of 2011, Essakane’s capital expenditures were $25.7 million and consisted of the feasibility study on the expansion ($0.6 million), bulk water storage facility ($7.2 million), pumping station ($0.5 million), excavator ($5.0 million), camp site ($2.1 million), exploration ($2.6 million) and other sustaining capital ($7.7 million). Capital expenditures during the first nine months of 2011 were $57.3 million.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Expansion at Essakane

A feasibility study to expand the mine is currently in progress and is expected to be completed before the end of the year. The current mine plan includes processing soft rock for the three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to double the volume of tonnes processed. Following a positive outcome of the study, construction would commence in early 2012.

Outlook

Essakane’s attributable production in 2011 is maintained and is expected to be between 340,000 and 360,000 ounces. Capital expenditures for 2011 have been revised downwards by $68 million to $71 million primarily due to timing of spending on the expansion project after the completion of the feasibility study in the fourth quarter of 2011.

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Third quarter ended September 30, 2011	Change		Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change		Nine months ended September 30, 2010
Total operating material mined (000 t)	14	8%		13	44	(10%	)	49
Ore milled (000 t)	13	(24%	)	17	13	(24%	)	17
Head grade (g/t)	12.0	(15%	)	14.2	12.0	(15%	)	14.2
Recovery (%)	94	(2%	)	96	94	(2%	)	96
Gold production (000 oz)	5	(62%	)	13	5	(67%	)	15
Gold sales (000 oz)	3	-		3	13	44%		9

Gold revenue ($/oz)(a)	1,673	30%		1,284	1,443	25%		1,154

Cash cost excluding royalties ($/oz)	1,161	170%		430	1,161	189%		402
Royalties ($/oz)	42	62%		26	42	56%		27
Cash cost ($/oz)(b)	1,203	164%		456	1,203	180%		429

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

The ore mined from Mouska was stockpiled and batch processing has commenced in the third quarter with completion planned in the fourth quarter of 2011.

Outlook

Production at Mouska is expected to be within the guidance of 25,000 and 30,000 ounces in 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results

41% Basis

	Third quarter ended September 30, 2011	Change		Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change		Nine months ended September 30, 2010
Total operating material mined (000 t)	2,659	47%		1,808	7,768	12%		6,962
Strip ratio(a)	15.6	84%		8.5	8.3	1%		8.2
Ore milled (000 t)	505	15%		441	1,466	10%		1,332
Head grade (g/t)	2.0	(5%	)	2.1	1.9	(10%	)	2.1
Recovery (%)	94	2%		92	95	1%		94
Attributable gold production (000 oz)	30	-		30	93	4%		89
Attributable gold sales (000 oz)	31	11%		28	91	6%		86

Gold revenue ($/oz)(b)	1,691	38%		1,222	1,527	30%		1,172

Cash cost excluding royalties ($/oz)	739	25%		589	666	23%		543
Royalties ($/oz)	100	43%		70	89	31%		68
Cash cost ($/oz)(c)	839	27%		659	755	24%		611

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

The attributable gold production for the third quarter of 2011 was similar to the prior year period as higher throughput and recoveries offset the impact of lower grades.

Cash costs rose during the third quarter of 2011 compared to the third quarter in the prior year primarily as a result of higher energy costs, higher consumables costs, higher labour costs from a revised mining contract finalized in the fourth quarter of 2010, and increased royalties from higher realized gold prices.

The Company’s attributable portion of capital expenditures during the third quarter of 2011 was $2.1 million. Capital expenditures during the first nine months of 2011 were $5.3 million.

Sadiola distributed a dividend of $13.4 million to IAMGOLD during the third quarter (2010 IAMGOLD’s share – $14.5 million).

Expansion at Sadiola

A construction decision on the Sadiola sulphide project is expected by the end of 2011. The feasibility study on the sulphide project to expand the processing facility to process hard rock in conjunction with soft rock was completed in 2010. IAMGOLD took the lead to reduce cost and re-engineer the construction schedule. Final approval by both joint venture parties are expected before the end of the year.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

40% Basis

	Third quarter ended September 30, 2011	Change		Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change		Nine months ended September 30, 2010
Total operating material mined (000 t)	1,432	(5%	)	1,508	4,666	30%		3,576
Strip ratio(a)	9.0	10%		8.2	6.9	-		6.9
Ore crushed (000 t)	261	12%		233	825	(5%	)	865
Head grade (g/t)	1.0	-		1.0	1.0	(23%	)	1.3
Attributable gold stacked (000 oz)	8	14%		7	27	(25%	)	36
Attributable gold production (000 oz)	7	(22%	)	9	21	(59%	)	51
Attributable gold sales (000 oz)	7	(30%	)	10	21	(59%	)	51

Gold revenue ($/oz)(b )	1,701	38%		1,233	1,534	33%		1,156

Cash cost excluding royalties ($/oz)	1,687	44%		1,169	1,417	133%		609
Royalties ($/oz)	106	43%		74	93	35%		69
Cash cost ($/oz)(c)	1,793	44%		1,243	1,510	123%		678

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production was lower in the third quarter of 2011 compared to the same quarter in 2010 as a result of lower gold stacked in prior periods. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

Cash costs during the third quarter of 2011 were significantly higher than the same quarter in the prior year. This was primarily due to current quarter’s production being lower that the same period in the prior year. In addition, the site faced similar cost pressures as Sadiola.

There were no significant capital expenditures during the third quarter of 2011 and in 2010.

Yatela did not distribute any dividend during the third quarter of 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Third quarter ended September 30, 2011	Change		Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change		Nine months ended September 30, 2010
Total operating material mined (000 t)	487	14%		427	1,562	17%		1,338
Ore milled (000 t)	524	14%		458	1,574	16%		1,362
Grade (% Nb2O5)	0.55	(11%	)	0.62	0.57	(8%	)	0.62
Niobium production (millions of kg Nb)	1.2	9%		1.1	3.4	-		3.4
Niobium sales (millions of kg Nb)	1.0	(9%	)	1.1	3.3	-		3.3

Operating margin ($/kg Nb)(a )	14	(26%	)	19	14	(26%	)	19

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the third quarter of 2011 was 9% higher than the same quarter in the prior year as higher throughput offset the impact of lower grades.

Niobium revenues were $42.4 million in the third quarter of 2011 compared to $40.4 million in the same period in 2010, due to a higher realized niobium price partly offset by lower volume of niobium sold.

Notwithstanding the higher average price sold, the lower than expected operating margin was due to lower grades and costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

In the third quarter of 2011, capital expenditures were $13.5 million and included underground development ($3.8 million), underground equipment ($1.0 million), pumping station ($3.4 million), and various other projects ($5.3 million). Capital expenditures during the first nine months of 2011 were $36.7 million.

Expansion at Niobec

The Company is currently undertaking a pre-feasibility study to confirm the potential expansion of Niobec. The study is planned for completion by the end of 2011 and will help determine whether open pit mining or block caving will provide the best option for Niobec.

In June 2011, the Company filed an independently prepared NI 43-101 compliant preliminary economic assessment (“PEA”) on the Niobec mine. The PEA shows a significant increase in measured and indicated mineral resource estimates at Niobec with the potential for a significant production expansion. The PEA examined the impact of changing the existing underground mine to either of two bulk mining methods, the open pit scenario or the block caving scenario. The PEA reflects potential for a near 700% increase in measured and indicated mineral resources to over 1.9 billion kilograms of contained niobium pentoxide, and a potential threefold increase in niobium production to a level of 15 million kilograms per year. Based on higher metal prices and lower operating costs, the operating margin is estimated to increase to $28 per kilogram of niobium. Under the above assumptions, the remaining mine life would exceed 40 years. After-tax net asset value is expected to range between $1.6 billion and $2.0 billion.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

While the development studies continue, the operation has undertaken to adjust its mining sequence for the current operation to be well prepared for the future significant change in mining approach. The changes are being made to take advantage of opportunities that arise out of the mining method change, and to preserve cash flows and production capacity in the interim period. Important changes to the plan include a shift from mining in the centre of the orebody to the margins of the orebody and a gradual cessation of paste backfill use in the mine. As a result of these mine plan changes, some additional development is required in the near term as well as some rehabilitation of older mining areas to provide ore feed whilst access is driven to the new stopes. These changes have impacted the result with marginally lower grades and additional underground costs and the impacts are expected to continue through to early 2013.

Outlook

The Niobec mine’s production for 2011 is maintained and is expected to be between 4.5 million kilograms and 5.0 million kilograms with an operating margin at the lower end of guidance of between $15 and $17 per kilogram. In 2011, capital expenditures at Niobec of $39 million are mainly related to underground development, a pumping station and water treatment. Capital expenditures for 2011 have been increased by $11 million to $50 million.

Discontinued gold operations

Botswana – Mupane Mine

(IAMGOLD interest

Summarized Results

	Third quarter ended September 30, 2011	Change		Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change		Nine months ended September 30, 2010
Gold production (000 oz)	9	(44%	)	16	30	(29%	)	42
Cash cost ($/oz)(a)	1,287	34%		964	1,314	46%		897

(a)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

On August 31, 2011, the Company completed the disposition of its Mupane gold mine for $34.2 million. The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over 3 years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million, representing approximately 48.5% of the outstanding shares of Galane.

Production for the current quarter includes production up to August 31, 2011 and is included as discontinued operations. No production after August 31, 2011 will be included.

Net earnings of the Mupane mine (100%) are disclosed as discontinued operations in the consolidated statement of earnings (refer to note 6 in the Company’s unaudited consolidated interim financial statements). Starting September 1, 2011, the interest of 48.5% in the new entity owning the Mupane mine (Galane) was accounted for as an investment in associates using the equity method.

Ghana – Tarkwa and Damang Mines

In June 2011, IAMGOLD announced the receipt proceeds of $667.0 million on the closing of the sale of its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited. The Company’s updated continuing business guidance excludes Tarkwa and Damang results from production and cash costs effective April 1, 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

DEVELOPMENT PROJECTS

In the third quarter of 2011, the Company’s total development project expenditures were $31.6 million, mainly related to the Westwood project in northern Quebec. Projects are summarized as follows:

(in $ millions)	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Capitalized Expenditures	$	$	$	$
North America
Canada – Westwood project	30.6	19.2	88.4	69.5
Africa
Burkina Faso – Essakane project	-	4.0	-	107.0
South America
Ecuador – Quimsacocha project	0.8	0.6	2.5	3.7
Peru – La Arena project	-	6.8	-	13.8
	31.4	30.6	90.9	194.0
Expenses
South America
Ecuador – Quimsacocha project	-	0.3	-	0.3
French Guiana – Camp Caiman project	0.2	0.2	0.7	1.7
	0.2	0.5	0.7	2.0
Total	31.6	31.1	91.6	196.0

Outlook 2011 – Evaluation projects

The planned capitalized evaluation expenditures for 2011 are summarized as follows:

(in $ millions)	Capitalized
2011	$
Westwood project	125.0
Quimsacocha project	3.0
128.0

Canada – Westwood Project

Construction

The overall plan remains on track for an early 2013 commercial start. The Westwood project expenditures, excluding exploration, in the third quarter of 2011 totaled $30.6 million (before tax credits) (first nine months of 2011 – $88.4 million) with significant infrastructure preparation and construction, including the completion of a number of hoist elements, the fire detection system with the new pump house, the waste silo foundation, and the beginning of the ground support of the six-metre diameter ventilation shaft. During the third quarter of 2011, shaft sinking reached 1,400 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level, and underground development work including 2,200 metres of lateral and vertical excavation achieved (first nine months of 2011 – 6,566 metres).

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Exploration

Over 15,000 metres of diamond drilling was completed during the third quarter 2011 as part of the 82,000-metre 2011 underground drill program. The costs in the third quarter were $2.2 million (before tax credits) (first nine months of 2011 – $7.6 million). The program is designed to provide additional inferred resources and upgrade existing mineral resources to measured and indicated categories in tandem with the on-going underground development and construction of the surface installations. As part of the development work, the exploration ramp and underground drifts were extended by 1,891 metres during the third quarter to provide better underground access for definition drilling in the upper parts of the deposit. Better access will also improve drill positioning to target extensions to the known mineralized lenses at depth.

Four underground drills, working on expansion drilling below the 132 level, drilled over 7,100 metres during the third quarter of 2011. In addition, five drills focused on in-fill and delineation work, drilled nearly 7,700 metres during the third quarter of 2011. The Company is pleased with the progress year-to-date, projected expansions to the inferred resources, and the increased confidence in the reserves and resources.

Outlook 2011

Evaluation activities planned in 2011 for a total of $125.0 million are as follows:

•	complete construction of the surface waste silo to allow ore development by the end of 2011,
•	achieve shaft sinking plan (1,560 metres by end of 2011),
•	complete the six-metre ventilation raise boring,
•	ground support to the six-metre ventilation raise boring,
•	infill and step-out drilling for resource development (82,000 metres), and
•	total vertical and horizontal development of nearly 9,500 metres.

South America – Ecuador – Quimsacocha

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

The Company has obtained requisite permits and authorization to advance feasibility work.

Dialogue is ongoing with senior government officials in order to obtain needed clarity on fiscal and other matters, including the analysis of the model mining contracts recently released by the Ecuadorian government. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key items.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. Evaluation expenditures expected in 2011 of $3.0 million are based on continuing with the current level of activity. The Company continues to assess whether the new contract model and the government’s position offer sufficient flexibilities that will allow advancement of the project.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the third quarter of 2011, IAMGOLD incurred $27.1 million on exploration projects compared to $18.6 million in the third quarter of 2010 (first nine months of 2011 – $75.5 million; first nine months of 2010 – $60.9 million). The third quarter 2011 expenditures included:

•

near-mine exploration and resource development expenditures of $12.2 million (first nine months of 2011 – $36.7 million) including an on-going resource expansion and delineation drilling program of more than 95,000 metres at Rosebel in Suriname for $2.5 million (first nine months of 2011 – $8.1 million), an underground exploration and resource delineation drilling program of more than 82,000 metres at the Westwood development project in Quebec for $2.2 million (first nine months of 2011 – $7.6 million), a resource delineation program of more than 72,000 metres at Essakane in Burkina Faso for $1.4 million (first nine months of 2011 – $6.2 million), and expenditures of $1.1 million directed at an 18,500-metre drilling program for exploration of Rare Earth zone in proximity to the Niobec site (first nine months of 2011 – $1.1 million); and

•

greenfield exploration expenditures of $14.9 million (first nine months of 2011 – $38.8 million) conducted at 16 projects, including two advanced exploration sites, in 8 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Exploration expenditures are summarized as follows:

	Third quarter ended September 30			Nine months ended September 30
(in $ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
2011	$	$	$	$	$	$
Near-mine exploration and resource development(a)	6.4	5.8	12.2	22.7	14.0	36.7
Greenfield exploration projects	0.4	14.5	14.9	0.5	38.3	38.8
	6.8	20.3	27.1	23.2	52.3	75.5
2010	$	$	$	$	$	$
Near-mine exploration and resource development(a)	6.4	1.7	8.1	30.5	5.1	35.6
Greenfield exploration projects	0.2	10.3	10.5	0.3	25.0	25.3
	6.6	12.0	18.6	30.8	30.1	60.9

(a)

Capitalized exploration expenditures related to activities within a mine area are included in mining assets on the consolidated balance sheet and within the segmented information found in note 27 of the Company’s unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

The Company’s exploration expenditures were as follows:

(in $ millions)	Third quarter ended September 30, 2011	Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	$	$	$	$
Capitalized Near-Mine Exploration and Resource Development
Suriname	2.5	3.5	8.1	10.8
Canada	2.2	1.8	7.6	6.4
Mali	0.3	-	0.8	2.0
Burkina Faso	1.4	1.1	6.2	11.3
	6.4	6.4	22.7	30.5
Capitalized Greenfield Exploration
Africa	0.4	0.2	0.5	0.3
Total capitalized	6.8	6.6	23.2	30.8
Expensed Near-Mine Exploration and Resource Development
Canada	3.1	1.1	7.2	3.1
Mali	1.7	0.5	3.7	1.8
Burkina Faso	0.9	-	2.8	-
Suriname	0.1	0.1	0.3	0.2
	5.8	1.7	14.0	5.1
Expensed Greenfield Exploration
South America	3.8	6.2	13.0	14.3
Africa	9.8	4.0	23.5	9.9
Canada	0.9	0.1	1.8	0.8
	14.5	10.3	38.3	25.0
Total expensed	20.3	12.0	52.3	30.1
Total	27.1	18.6	75.5	60.9

Outlook 2011 – Exploration

As a result of positive exploration results, the greenfields exploration was expanded to $51.1 million from the original budget of expenditures of $43.5 million set for 2011. The additional exploration spend of $7.6 million will be directed to greenfields programs in Quebec, Brazil, Suriname, two advanced exploration programs in Mali, and near-mine exploration in the vicinity of Essakane. The Company now expects to conduct 160,000 metres of drilling on greenfields targets in 2011 from an earlier estimate of 120,000 metres. The additional planned drilling comprises a significant proportion of the overall budget and an important allocation of expenditures to advance the Company’s strategy of organic growth.

Drilling at near-mine and greenfield exploration sites is now projected to exceed 550,000 metres in 2011.

(in $ millions)	Capitalized	Expensed	Total
2011	$	$	$
Near-mine exploration and evaluation	37.3	16.0	53.3
Greenfield exploration projects	0.9	50.2	51.1
	38.2	66.2	104.4

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

CAPITALIZED EXPLORATION EXPENDITURES

Near-mine exploration and resource development work was in progress during the third quarter of 2011 at Westwood, in addition to significant mine site exploration programs at Rosebel, Niobec, Mouska and Essakane.

South America – Suriname – Rosebel

The 2011 reserve development and expansion program at Rosebel was designed to convert measured, indicated and inferred resources into proven and probable reserves, and to extend resources along strike and at depth of the existing resources. The 2011 program is underpinned by an aggressive 95,000-metre diamond drilling program that is focused on the eight deposits at Rosebel, and the Overman resource (formerly referred to as Charmagne) located approximately 15 kilometres north of Rosebel.

At September 30, 2011, more than 81,000 metres had been completed year-to-date. Over 21,000 metres of diamond drilling was completed during the third quarter of 2011 utilizing four drills, and directed at the Overman, Pay Caro, Mayo and Rosebel deposits. During the quarter, 4,347 metres were drilled for resources development and condemnation drilling on the Rosebel deposit, aiming to transfer inferred resource into measured and indicated reserves in preparation for a development phase as early as 2012. At Mayo and Pay Caro, 3,142 metres and 7,701 metres were completed respectively for resource conversion and development. At Overman, a 10,500-metre (6,846 metres in the third quarter) resource conversion program was completed. Positive impact on resources is expected following the update on the block models.

Africa – Burkina Faso – Essakane

An aggressive in-fill and step-out drilling campaign of 72,000 metres of drilling within a total budget of $8.8 million (43,000 metres of diamond drilling and 29,000 metres of reverse circulation drilling) continued in the third quarter with two drills. Resource development drilling continues to target the depth extensions of the Essakane Main Zone (“EMZ”) as part of the mine expansion feasibility study. More than 13,000 metres of diamond drilling were completed in the third quarter of 2011, and over 40,000 metres for the year-to-date. Exploration priorities in the third quarter of 2011 emphasized the depth extensions of preferred host rock units on the east flank of the EMZ within the northern sector of the EMZ in an attempt to extend resources down-dip and to the east. The on-strike potential and continuity of significant drill results encountered in the third quarter of 2011 remains untested.

Canada – Quebec – Mouska

More than 6,100 metres of underground diamond drilling were completed during the third quarter (over 22,600 metres year-to-date) from the budgeted 2011 program of 33,600 metres. The exploration and resource delineation program is targeting Zone 47, a subsidiary vein structure located only 35 metres north of existing workings. The 2011 exploration program has targeted the depth extension of this structure below the current mineral reserves. The structure is well intercepted by drilling and results are encouraging. The zone remains open to the east and at depth, and an additional phase of drilling will be initiated over the coming months.

Canada – Quebec –Westwood

More than 15,000 metres of diamond drilling was completed during the third quarter 2011 (nearly 60,000 metres year-to-date) as part of the 82,000-metre 2011 underground drill program. The costs in the third quarter were $2.2 million (first nine months of 2011 – $7.6 million). The program is part of a multi-year development initiative to expand the inferred resource base and upgrade existing mineral resources to measured and indicated categories. The drilling program is in conjunction with on-going underground development and construction of the surface installations. As part of the development work, the exploration ramp and underground drifts were extended by 1,891 metres during the quarter to provide better underground access for definition drilling in the upper parts of the deposit. Better access will also improve drill positioning to target extensions to the known mineralized lenses at depth.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Nine underground drills were operating during the quarter, and focused on resource expansion drilling below the 132 level, in-fill delineation drilling. The Company is pleased with the progress of the drill program, projected expansions to the inferred resources, and the success of the infill programs aiming at transferring inferred resources into the indicated resource category. Most of the in-fill drilling done during the quarter confirmed the gold grade on the interpreted lenses.

Canada – Quebec – Niobec

Over 4,200 metres of infill core drilling were completed during the third quarter of 2011 in Block 4-5 and 6 to upgrade resources to the reserve category as part of the sequential long-term mine planning. In addition, a program of deep drilling to test the extension of the established mineral resource at depth has shown continuity of the geological host units to a depth of 1,400 metres in mining Block 12 and returned similar grades as the established mineral resources. Metallurgical and mineralogical test work will be carried out to confirm estimated recoveries as part of the resource estimation process. Underground exploration drilling totaled approximately 1,500 metres in the third quarter of 2011.

GREENFIELD EXPLORATION EXPENSES

The Company’s exploration team had an on-site presence in 8 countries within North and South America and Africa in the third quarter of 2011, including greenfield exploration work on regional land positions in proximity to the Company’s operating mines at Essakane and Rosebel.

South America – Suriname

The 2011 near-mine exploration drilling program includes over 8,500 metres of drilling to test exploration targets in the vicinity of the Rosebel mine infrastructure. In the third quarter of 2011, systematic exploration on exploration concessions adjacent to the Rosebel mining permit was focused on the Koemboe and Kraboe Doin prospects, located 10 and 16 kilometres south of the Rosebel infrastructure, respectively. At Koemboe, more than 3,000 metres of diamond drilling in 20 holes was drilled to follow up east-west trending mineralized quartz veins encountered in trenching and an earlier diamond drilling campaign. Significant intersections were made, and drilling extended the known strike of veining and mineralization to 400 metres and to a depth of 120 metres. At Kraboe Doin, a follow-up drilling program of 2,300 metres commenced in the third quarter on the first of two priority targets within an eight-kilometre long gold anomaly defined by shallow auger geochemistry.

South America – Colombia

Subsequent to the end of the third quarter, IAMGOLD completed two private placements providing the Company with a minority interest in exploration projects in Colombia. A third private placement is expected to close in the near future. All projects straddle the Middle Cauca Gold Belt where the mineralization is well known to IAMGOLD’s technical team.

On November 4, 2011, IAMGOLD announced that it had acquired a 14% interest in Colombia Crest Gold Corp. through the purchase of 12,000,000 units at C$0.285 per unit, for a total amount of C$3.4 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each warrant entitles IAMGOLD to purchase one common share for C$0.35 for up to 24 months after the date of issuance. If IAMGOLD were to exercise the warrants, its ownership interest would increase to 19.7%.

On November 8, 2011, IAMGOLD announced that it had acquired a 10.4% interest in Bellhaven Copper and Gold Inc. through the purchase of 11,000,000 units at C$0.55 per unit, for a total amount of C$6.1 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each warrant entitles IAMGOLD to purchase one common share for C$0.65 for up to 36 months after the date of issuance. If IAMGOLD were to exercise the warrants, its ownership interest would increase to 14.8%.

Colombia is becoming an increasingly attractive mining jurisdiction, and as such is a key region of exploration interest for IAMGOLD.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Africa – Burkina Faso – Essakane

During the third quarter of 2011, exploration work continued on the Company’s 1,283-square-kilometre block of exploration concessions surrounding the mine permit. Through September 2011, 1,797 metres of reverse circulation and 1,764 metres of diamond drilling had been completed on exploration targets within the 100-square-kilometre mine permit, independent of the more than a 72,000-metre resource expansion program carried out within and immediately adjacent to the Essakane Main Zone resource. In September, 2011, the Company reported the completion of the first phase of a combined reverse circulation and diamond drill program on the northern extension of the Essakane Main Zone resource. The Essakane mine stratigraphy and structural architecture was traced for more than 1.4 kilometres at increasing depths to the northwest in a shallow plunging anticlinal structure. All technical data will be incorporated into the Essakane resource model for year-end reporting. Essakane is in the process of refining its resource estimates that will incorporate the cost and operational experience gained after a full year of production. Additionally, 4,527 metres of aircore drilling has been completed year-to-date finalizing, testing large expanses of the mine permit that are covered with a thin veneer of windblown sands which mask underlying bedrock and limit the effectiveness of surface geochemical surveys. The highest priority anomaly, located south of the Falangountou resource, was the subject of a 44-hole (6,021 metres) drill campaign that ended in August 2011. All assays were pending at the end of the current quarter.

Exploration work continued during the third quarter on established gold mineralized trends closest to the Essakane infrastructure, most notably the more than 10-kilometre-long gold anomalous Gossey-Korizena trend and the Alkoma 2 prospect. More than 286 metres of reverse circulation were completed during the quarter on these satellite prospects. Significant drill results were also reported in September on the Gossey-Korizena trend, an intermittently exposed 10-kilometre long gold anomalous zone defined by artisanal workings, historic surface sampling and scout drilling. More than 21,630 metres of aircore drilling conducted by the Company year-to-date has confirmed the continuity of the target anomaly beneath large tracts of transported sand cover. The Company will return to these areas for further work later in the fourth quarter of 2011 after the seasonal rainy season. The Korizena prospect shows excellent promise; however, oxide potential is limited by the shallow oxide weathering profile encountered to date.

Africa – Mali – Kalana Joint Venture

Subject to the terms of an agreement with Avnel Gold Mining Limited (“Avnel”), entered into in August 2009, the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years, and demonstrating a 2 million ounce gold resource. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study. In August, 2011, the $11 million earn-in condition had been met, and the Company was proceeding with plans to continue with exploration of the Kalana mine area, the near-by Kalanako zone, and early stage targets elsewhere on the 387.4-square-kilometre Kalana exploitation permit.

In October 2011, the Company purchased 3,940,000 common shares of Avnel from an Avnel shareholder to bring the Company’s holding in Avnel to 20,190,000 shares. The Company now owns 10.53% of the total outstanding common shares of Avnel.

More than 76,735 metres has been drilled by the Company since 2009, with 14,937 metres completed in the third quarter of 2011 (35,209 metres year-to-date). The current exploration program is designed to test and validate a detailed and predictive geologic model of the Kalana mine area developed by the Company. Drilling is anticipated to continue into 2012 with the principal objective of developing a resource estimate for the Kalana mine area and the near-by Kalanako prospect by the third quarter of 2012. Samples for preliminary metallurgical testing have been submitted to the SGS Mineral Services Lakefield laboratory in Ontario. Because of the high nugget effect characterizing Kalana gold mineralization, additional technical studies will also be conducted to provide confidence for resource grade estimation.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Africa – Mali – Siribaya Joint Venture

The Siribaya advanced exploration gold project in Mali is held under an option to joint venture with Merrex Gold Inc. (“Merrex”). IAMGOLD can earn a 50% interest in the project by incurring C$10.5 million in exploration expenses. Expenditures to September 2011 totaled $10.9 million and the Company anticipates vesting at 50% in the fourth quarter of 2011.

Drilling in 2011 has focused on the Siribaya trend, a structural corridor that extends for approximately eight kilometres within the Siribaya project concession block. The Siribaya resources occur on the western and eastern flanks of the structural corridor, and the 2011 program was designed to better determine the extent of known gold mineralization systems and develop additional target areas. The current reverse circulation drilling program is being carried out on 400 to 500 metres spaced fences, followed by in-fill lines to off-set significant results. Exploration activity was suspended in July with the on-set of seasonal rains. More than 21,500 metres of reverse circulation drilling had been completed from the planned 40,000-metre reverse circulation campaign, and the 6,571 metres completed from the 10,000 planned metres for the Merrex funded diamond drilling. Drilling resumed in October and will continue through the fourth quarter of 2011. Significant drill intercepts were made during the quarter and new targets outlined for drill follow-up. Two kilometres west of the Siribaya structural corridor, anomalous termite mound geochemistry in conjunction with mechanized auger drilling to depths of close to 20 metres has extended the Bambadinka trend for at least eight kilometres in a north-south direction. Thirty-two reverse circulation drill holes in two fences were completed over short segments of the zone in the second quarter of 2011, but assays remain pending.

Canada – Quebec – Rare Earth Elements

In September 2011 the Company provided an exploration update on a rare earth elements (“REE”) zone located about one kilometre north of the Niobec mine. Last explored in 1985, the zone is known to host significant rare earth element mineralization. As reported in the Company’s 2011 second quarter report, an 8,500-metre diamond drilling campaign commenced in the second quarter on the REE zone, and the program was completed in October with almost 10,500 metres in 25 holes. The program was designed to establish the three dimensional “footprint” of mineralization, provide a preliminary grade estimate of the suite of rare earth elements, and conduct preliminary metallurgical test work. At the onset of the 2011 drill campaign, four holes were drilled within the mineralized zone, and assay results confirmed the historical grade of Total Rare Earth Element Oxides (“TREO”), and were reported by the Company in September. Main rare earth elements found are Cerium (Ce), Lanthanum (La), Neodymium (Nd), Praseodymium (Pr), Samarium (Sm), Gadolinium (Gd), Europium (Eu), Dysprosium (Dy) and Terbium (Tb). At September 30, 2011, assays for the subsequent drilling were pending. Preliminary metallurgical testwork results showed REE recoveries between 58% and 70% in a bulk flotation concentrate. Optimization testwork continues and preliminary leaching tests will continue into the fourth quarter of 2011. Based on preliminary results, the Company anticipates that a resource estimate will be prepared from the recently completed drill campaign in early 2012. During the quarter, three additional exploration holes were added to the program test the REE zone at depth and provide for a more robust geological model of the REE bearing carbonatite complex.

Canada – Quebec

A second phase of diamond drilling continued on the Company’s Bousquet-Odyno Property in the third quarter. The project, located only eight kilometres from the Westwood development project in the Abitibi region of Quebec, was reactivated in 2010 as part of the Company’s renewed emphasis on exploration in Quebec. The current 5,000-metre program aims to build on positive drill results, and to determine continuity of encouraging gold mineralization encountered in a drilling campaign that ended in the first quarter of 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy.

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity Risk and Capital Resources

The Company ended the third quarter of 2011 with a strong balance sheet, having $1.2 billion in cash, cash equivalents, short-term investments and gold bullion evaluated at market value, compared to $411.3 million at the end of 2010. This increase is mainly due to the sale on June 22, 2011, of the Company’s 18.9% interest in the Tarkwa and Damang gold mines for $667.0 million cash, and to cash flow from operating activities of $385.1 million during the first nine months of 2011 mostly used to fund capital expenditures in mining assets and exploration and development projects.

In addition, in February 2011, IAMGOLD received $48.8 million for the sale of its La Arena project. On February 24, 2011, IAMGOLD issued 1.7 million flow-through shares at a price of C$25.48 per share raising gross proceeds of $43.3 million.

As at September 30, 2011, no funds were drawn against the Company’s $350.0 million unsecured revolving credit facility. The Company also has a $50.0 million revolving facility for the issuance of letters of credit of which, as at September 30, 2011, $17.7 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

On July 20, 2011, IAMGOLD paid a semi-annual dividend in the amount of $0.10 per share for a total of $37.5 million.

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. The renewal has a 25 month life in Canada, except for Quebec, and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. This filing is a renewal of the Company’s existing base shelf prospectus that was not drawn on.

Gold Bullion

		September 30 2011	December 31 2010
Ounces held	(oz)	100,136	100,001
Weighted average acquisition cost	($/oz)	421	404
Acquisition cost	(millions of $)	42.1	40.4
End of period spot price for gold	($/oz)	1,620	1,406
End of period market value	(millions of $)	162.2	140.6

During the second quarter of 2011, the Company sold 1,412 ounces in conjunction with the sale of its interests in the Tarkwa and Damang properties, resulting in a gain of $1.4 million. The Company subsequently purchased back 1,412 ounces of gold on the open market.

During the third quarter of 2011, the Company received a dividend of 135 ounces of gold valued at $1,788 per ounce totalling $0.2 million.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Working Capital

	September 30 2011	December 31 2010
Working capital ($ millions)	1,185.6	344.3
Current working capital ratio	5.0	2.4

During the third quarter of 2011, working capital decreased by $36.1 million (first nine months of 2011 – increased by $841.3 million) as a result of the impact of the disposal of the assets held for sale, the payment of dividends and the higher income and mining tax payable related to increased profitability. This was partially offset by higher supplies inventories and higher refundable government receivables at Essakane to support increased mining and processing activity, higher prepaid expenses in connection with the ramp up of capital spending and the buildup of Mouska’s stockpile inventory from the planned decision to batch process 2011. The increase for the first nine months of 2011 is mainly due to increased cash, cash equivalents and short-term investments following the disposal of Tarkwa and Damang.

Contractual Obligations

Contractual obligations as at September 30, 2011 were $210.3 million, an increase of approximately $131.1 million compared to December 31, 2010, mainly due to higher purchase obligations and contracted capital expenditures at Essakane. These obligations will be met through available cash resources and operating cash flows.

The Company also holds hedging contracts that are described below. Production from certain mining operations are subject to third-party royalties and management fees as described in note 29 of the Company’s 2010 annual consolidated financial statements.

Asset retirement obligations

As at September 30, 2011, the Company had letters of credit in the amount of $17.7 million to guarantee asset retirement obligations.

At September 30, 2011, a liability of $197.4 million, representing the discounted value of these obligations, is included in the Company’s unaudited consolidated balance sheet compared to $187.4 million at the end of 2010. The increase in obligations which occurred during the quarter related to the revaluation of the liability using lower real discount rates in effect at September 30, 2011. This impact is partially offset by the disposal of the Mupane operation including the related asset retirement obligation. Disbursements, totaling $1.7 million, were incurred during the first nine months of 2011.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Marketable securities and warrants held as investments, and market price risk

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other for marketable securities expected to be sold in the next 12 months, and for the remainder in other non-current assets on the consolidated balance sheet.

In the third quarter of 2011, an unrealized loss related to change in market price of marketable securities classified as available-for-sale of $1.3 million (first nine months of 2011 – gain of $6.4 million) compared to of a gain of $23.7 million during the third quarter of 2010 (first nine months of 2010 – gain of $27.8 million) was recorded in the fair value reserve within equity.

The Company sold some of its marketable securities during the third quarters of 2011 and 2010 (and first nine months of 2011 and 2010). Gains previously included in the fair value reserve were transferred to the statement of earnings for $7.2 million (first nine months of 2011 – $8.1 million) compared to of $1.2 million during the third quarter of 2010 (first nine months of 2010 – $10.1 million).

At the end of the period, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $0.2 million was required in 2011 (no impairment in 2010). Factors considered in determining impairment included a decreasing trend of these investments’ market value and other information available on these companies.

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. These warrants held as investments are considered financial assets at fair value through profit and loss. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings. An unrealized loss of $1.3 million related to the change in the fair value of these warrants held as investments was recorded in the third quarter of 2011 (first nine months of 2011 – gain of $0.8 million) compared to a gain of $1.7 million during the third quarter of 2010 (first nine months of 2010 – gain of $2.2 million).

At September 30, 2011, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $8.4 million that would be included in other comprehensive income, and a change of $0.5 million in net earnings.

Derivative instruments

At the end of September 2011, the Company had entered into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its expected consumption of Canadian dollars, South African Rand, oil and aluminum.

At the end of the period, fair values of the Company’s derivatives were as follows:

	September 30, 2011				December 31, 2010
	Carrying Value		Fair Value		Carrying Value		Fair Value
(millions of $)	$		$		$		$
Derivatives – Foreign exchange contracts	(15.6)		(15.6)			-		-
Derivatives – Oil option contracts Derivatives – Aluminum contracts	(0.8 (0.6	) )	(0.8 (0.6	) )		- -		- -
	(17.0)		(17.0)			-		-

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Currency exchange rate risk

During the second and third quarters of 2011, the Company increased its hedge position for its exposure to the Canadian dollar and the South African Rand (“Rand”; symbol:”ZAR”) by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project, and corporate costs.

As at September 30, 2011, the Company had outstanding contracts for C$341.3 million hedging 71% of its exposure for the remainder of 2011, and 73% of its exposure in 2012. Contracts rates are from $0.97 to $1.05. In addition, the Company had forward contracts in 2011 and 2012, that are related to the Essakane expansion project to buy ZAR 83.3 million at ZAR 8.214/U.S.$ ($10.1 million). These contracts do not qualify for hedge accounting. The fair value was included in other liabilities (current and non-current) in the consolidated balance sheet.

Fair value	September 30 2011	December 31 2010
(millions of $)	$	$
Canadian dollar	(15.5)		-
South African Rand (ZAR)	(0.1)		-
	(15.6)		-

Fair value adjustments (unrealized gain (loss) on contracts) and a realized loss on deliveries were recognized and recorded as follows:

	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010
(millions of $)	$	$	$	$
Unrealized gain (loss) on contracts	(17.7)	1.6	(16.0)	(0.3)
Realized gain (loss)	0.2	-	0.2	(2.4)
Total included in derivative gain (loss)	(17.5)	1.6	(15.8)	(2.7)

The fair value as at September 30, 2011, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the U.S. dollar would have been as follows:

Fair value	September 30, 2011	Increase of 10%	Decrease of 10%
(millions of $)	$	$	$
Canadian dollar	(15.5)	(41.9)	12.4
South African Rand (ZAR)	(0.1)	(1.0)	1.0

Sensitivity analysis on net monetary assets:

The foreign exchange loss recorded in the third quarter of 2011 of $11.9 million (first nine months of 2011 – loss of $12.1 million) compared to a loss of $8.5 million during the third quarter of 2010 (first nine months of 2010 – loss of $5.0 million) was mainly due to the impact of foreign exchange variation on net monetary assets such as cash held in Canadian dollars, receivables, payables, income and mining taxes payable, and asset retirement obligations. A 10% depreciation of the Canadian dollar compared to the U.S. dollar would impact negatively net earnings (including the tax impact) by approximately by $10 million. A 10% appreciation would increase net earnings (including the tax impact) by approximately $13 million.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Oil option contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel.

During the third quarter of 2011, the Company modified its strategy by using West Texas Crude oil as the basis for hedging. The Company increased its hedge position for its exposure to fuel by executing a combination of swap and option contracts.

As a result, as at September 30, 2011, the Company had outstanding contracts covering 72% of its exposure for the remainder of 2011, and 71% of its exposure in 2012. Planned fuel requirements are for the Rosebel, Essakane, Sadiola and Yatela operations.

The fair value is included in other liabilities (current and non-current) in the consolidated balance sheet. At September 30, 2011, the fair value of outstanding contracts was as follows:

Fair value	Number of Gallons/ Barrels	September 30 2011	December 31 2010
(millions of $)		$	$
Heating oil option contracts (gallons)	8,400,000	(0.2)	-
Crude oil swap contracts (barrels)	30,000	(0.2)	-
Crude oil option contracts (barrels)	453,600	(0.4)	-
		(0.8)	-

The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows:

	September 30 2011	Increase of 10%	Decrease of 10%
(millions of $)	$	$	$
Oil contracts	(0.8)	3.7	(4.5)

Changes in fair values resulted in a derivative gain (loss) as follows:

	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010
(millions of $)	$	$	$	$
Unrealized gain (loss) on contracts	(3.7)	0.6	(3.1)	(0.9)
Realized loss	(0.3)	(0.3)	(0.3)	(0.3)
Total included in derivative gain (loss)	(4.0)	0.3	(3.4)	(1.2)

Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 55% of its aluminum exposure for the remaining of 2011 and 60% of its aluminum exposure for 2012 at the Niobec mine. The fair value of outstanding contracts as at September 30, 2011 was a loss of $0.6 million (December 31, 2010 – $nil) and was included in other liabilities (current and non-current). The valuation of these contracts was based on an aluminum price of between $2,290 and $2,500 per metric tonne, at no cost, for the 2011 and 2012 consumption.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

These contracts did not qualify for hedge accounting. Changes in fair values resulted in a derivative gain (loss) as follows:

	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010

(millions of $)	$	$	$	$
Unrealized loss on contracts	(0.6)	-	(0.6)	(0.2)
Realized gain (loss)	(0.1)	-	-	0.1

Total included in derivative loss	(0.7)	-	(0.6)	(0.1)

Shareholders’ Equity

At the end of 2010, the Company announced an annual dividend payment of $0.08 per share, totaling $29.8 million, which was paid on January 14, 2011 ($22.1 million in 2009 paid on January 12, 2010). On June 21, 2011, IAMGOLD announced the next semi-annual dividend payment in the amount of $0.10 per share which was paid on July 20, 2011 for an amount of $37.5 million.

Number issued and outstanding	September 30, 2011	November 2, 2011

Shares	375,746,798	375,848,735

Share options	3,961,628	3,640,113

The increase in the number of shares issued and outstanding between September 30, 2011 and November 2, 2011 is due to the exercise of options.

Non-controlling Interests

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), Essakane S.A. (the Essakane mine) and EURO Ressources S.A.

Related Party Transactions

In the first nine months of 2011 and 2010, there were no material related party transactions.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure Controls and Procedures

As at the end of the period covered by this MD&A and accompanying unaudited consolidated interim financial statements, the CEO and the CFO have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries and joint venture, was made known to them by others within those entities.

Internal Controls over Financial Reporting

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of unaudited consolidated interim financial statements for external purposes in accordance with international financial reporting standards.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls during the quarter ended September 30, 2011.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011.

As a result, IAMGOLD now reports under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices. Refer to note 28 in the unaudited consolidated interim financial statements for the third quarter of 2011 for reconciliations from Canadian generally accepted accounting principles to IFRS.

FUTURE ACCOUNTING POLICIES

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2013. In August 2011, the IASB issued an exposure draft that proposes to adjust the mandatory effective date from January 1, 2013 to January 1, 2015. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standard.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRS 11 – Joint arrangements, and

IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is in the process of evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted with disclosure of the fact. The Company is in the process of evaluating the requirements of the new standards.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standard.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found on page 2.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s 2010 annual MD&A, and the Company’s 2010 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP1 PERFORMANCE MEASURES

Adjusted net earnings from continuing operations attributable to equity shareholders

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such changes in asset retirement obligations for closed properties, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Adjusted net earnings from continuing operations attributable to equity shareholders	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010

(in $ millions, except for number of shares and per share amounts)	$	$	$	$

Net earnings from continuing operations attributable to equity shareholders[1]	50.0	37.4	257.7	106.0

Executive severance costs	-	-	-	0.8
Foreign exchange loss	11.9	8.5	12.1	5.0
Derivative loss (gain)	23.5	(3.5)	19.1	2.3
Gain on sales of marketable securities	(6.2)	(1.0)	(7.0)	(8.9)
Loss (gain) on sales of assets	0.1	-	(15.9)	-
Adjustments to asset retirement obligations for closed properties	9.0	-	9.0	-
Impact of significant change in mining tax laws	-	-	5.5	-
Unrealized loss on foreign exchange translation of deferred income and mining tax liabilities	24.2	(1.5)	17.4	(1.2)

	62.5	2.5	40.2	(2.0)

Adjusted net earnings from continuing operations attributable to equity shareholders	112.5	39.9	297.9	104.0

Basic weighted average number of common shares outstanding (in millions)	375.4	372.1	374.6	370.9

Basic adjusted net earnings from continuing operations attributable to equity shareholders of the Company per share ($/share)	0.30	0.11	0.80	0.28

1 As per the unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Adjusted operating cash flows (continuing operations)

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share from continuing operations. Adjusted operating cash flow is defined as cash generated from continuing operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital and long-term ore stockpiles. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations:

(in $ millions, except where noted)	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010

	$	$	$	$
Cash generated from operating activities (continued operations) per the unaudited consolidated interim financial statements	211.4	64.4	499.8	224.0
Adjusting items from non-cash working capital items and long-term ore stockpiles:
Accounts receivable and other assets	5.0	(7.2)	14.9	(23.2)
Inventories and long-term stockpiles	21.0	43.7	84.1	65.7
Accounts payable and accrued liabilities	(26.4)	(3.3)	(19.7)	13.4

Adjusted operating cash flow	211.0	97.6	579.1	279.9

Basic weighted average number of common shares outstanding (in millions)	375.4	372.1	374.6	370.9

Basic adjusted operating cash flow per share ($/share)	0.56	0.26	1.55	0.75

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Cash costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortisation, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines (continued operations) to the mining costs, excluding depreciation, depletion and amortisation as per the unaudited consolidated interim statement of earnings.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Third quarter ended September 30, 2011

	Operating Gold Mines						Other
(in $ millions, except where noted)	Rosebel	Essakane (a)	Doyon Division	Sadiola	Yatela	Total	Other (b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	67.0	51.6	16.5	25.1	13.4	173.6	30.1	203.7
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	-	(0.2)	(0.1)	(0.1)	(0.6)
Stock movement	(3.0)	0.2	2.9	0.6	(0.1)	0.6
Other mining costs	(1.4)	(1.2)	(13.2)	0.1	-	(15.7)
Cost attributed to non-controlling interests	(3.1)	(5.0)	-	-	-	(8.1)
	(7.7)	(6.0)	(10.5)	0.6	(0.2)	(23.8)
Cash costs – operating mines	59.3	45.6	6.0	25.7	13.2	149.8
Attributable gold production – operating mines (000 oz)	94	86	5	30	7	222
Total cash costs ($/oz)	629	535	1,203	839	1,793	674

(a)	Commercial production starting July 16, 2010.

(b)	Niobium, Exploration and evaluation and Corporate segments.

(c)	As per note 19 of the Company’s unaudited consolidated interim financial statements.

Third quarter ended September 30, 2010

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane (a)	Doyon Division	Sadiola	Yatela	Total	Other (b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	49.6	6.1	1.4	18.2	12.2	87.5	19.5	107.0
Adjust for:
By-product credit (excluded from mining costs)	-	-	(0.6)	-	-	(0.6)
Stock movement	1.8	16.3	4.9	0.6	-	23.6
Other mining costs	(0.5)	(0.7)	0.1	0.7	-	(0.4)
Cost attributed to non-controlling interests	(2.5)	(2.2)	-	-	-	(4.7)
	(1.2)	13.4	4.4	1.3	-	17.9
Cash costs – operating mines	48.4	19.5	5.8	19.5	12.2	105.4
Attributable gold production – operating mines (000 oz )	101	42	13	30	9	195
Total cash costs ($/oz)	484	459	456	659	1,243	539

(a)	Commercial production starting July 16, 2010.

(b)	Niobium, Exploration and evaluation and Corporate Segments.

(c)	As per note 19 of the Company’s unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Nine months ended September 30, 2011

	Operating Gold Mines						Other
(in $ millions, except where noted)	Rosebel	Essakane (a)	Doyon Division	Sadiola	Yatela	Total	Other (b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	182.5	144.1	26.7	68.5	31.8	453.6	86.1	539.7
Adjust for:
By-product credit (excluded from mining costs)	(0.7)	(0.6)	(0.8)	(0.2)	(0.1)	(2.4)
Stock movement	4.5	(0.5)	(3.2)	2.1	-	2.9
Other mining costs	(2.2)	(4.8)	(16.7)	-	0.1	(23.6)
Cost attributed to non-controlling interests	(9.2)	(13.8)	-	-	-	(23.0)
	(7.6)	(19.7)	(20.7)	1.9	-	(46.1)
Cash costs – operating mines	174.9	124.4	6.0	70.4	31.8	407.5
Attributable gold production – operating mines (000 oz)	281	243	5	93	21	643
Total cash costs ($/oz)	622	513	1,203	755	1,510	634

(a)	Commercial production starting July 16, 2010.

(b)	Niobium, Exploration and evaluation and Corporate segments.

(c)	As per note 19 of the Company’s unaudited consolidated interim financial statements.

Nine months ended September 30, 2010

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane (a)	Doyon Division	Sadiola	Yatela	Total	Other (b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	148.0	6.1	9.3	52.7	35.1	251.2	58.3	309.5
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	-	(0.8)	(0.1)	-	(1.1)
Stock movement	(0.7)	16.3	0.4	1.6	-	17.6
Other mining costs	(2.6)	(0.7)	(2.4)	0.1	(0.3)	(5.9)
Cost attributed to non-controlling interests	(7.2)	(2.2)	-	-	-	(9.4)
	(10.7)	13.4	(2.8)	1.6	(0.3)	1.2
Cash costs – operating mines	137.3	19.5	6.5	54.3	34.8	252.4
Attributable gold production – operating mines (000 oz )	276	42	15	89	51	473
Total cash costs ($/oz)	499	459	429	611	678	534

(a)	Commercial production starting July 16, 2010.

(b)	Niobium, Exploration and evaluation and Corporate Segments.

(c)	As per note 19 of the Company’s unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Gold margin

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows us to optimize the production of profitable gold, thereby maximizing our total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less cash costs per ounce.

(in $/ounce of gold)	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$/oz	$/oz	$/oz	$/oz
Realized gold price	1,675	1,242	1,524	1,182
Cash cost for continuing operations	674	539	634	534
Gold margin	1,001	703	890	648

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Unit operating margin per kilogram of niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the unaudited consolidated interim statement of earnings.

(in $ millions, except where noted)	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Revenues from the Niobec mine as per segmented information (note 27 of the Company’s unaudited consolidated interim financial statements)	42.4	40.4	130.1	119.5
Mining costs per unaudited consolidated interim statement of earnings	203.7	107.0	539.7	309.5
Mining costs from gold mines as per cash cost reconciliation	(173.6)	(87.5)	(453.6)	(251.2)
Other mining costs	(2.4)	(0.4)	(3.4)	(1.2)
Mining costs from the Niobec mine	27.7	19.1	82.7	57.1
Operating margin	14.7	21.3	47.4	62.4
Sales volume (millions of kg Nb)	1.0	1.1	3.3	3.3
Operating margin ($/kg Nb)	14	19	14	19

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

MINING OPERATIONS PRODUCTION DATA

The tables below show production data for each mining operation for each quarter of 2011 and 2010.

			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Suriname—Rosebel Mine (IAMGOLD interest – 95%)
Total operating material mined (000 t)	14,883	12,284	11,311	13,967	12,364	11,797	14,159
Strip ratio(a)	3.0	3.1	3.1	2.6	3.0	2.9	3.2
Ore milled (000 t)	3,315	3,125	3,068	3,417	3,112	3,172	3,131
Head grade (g/t)	1.0	1.0	1.1	1.2	1.1	0.9	1.1
Recovery (%)	93	93	96	95	94	89	92
Gold production – 100% (000 oz)	99	92	105	126	106	86	98
Attributable gold production – 95% (000 oz)	94	87	100	119	101	82	93
Gold sales – 100% (000 oz)	99	87	104	131	96	87	102
Gold revenue ($/oz)(b)	1,674	1,518	1,401	1,378	1,238	1,207	1,111
Cash cost excluding royalties ($/oz)	535	617	469	378	421	504	401
Royalties ($/oz)	94	87	75	71	63	63	55
Cash cost ($/oz)(c)	629	704	544	449	484	567	456
Burkina Faso—Essakane Mine (IAMGOLD interest – 90%)(d)
Total operating material mined (000 t)	6,526	5,929	7,617	7,454	5,404	-	-
Strip ratio(a)	1.7	1.5	1.9	1.1	1.2	-	-
Ore milled (000 t)	1,975	1,344	2,251	1,675	1,298	-	-
Head grade (g/t)	1.6	1.6	1.5	1.7	1.2	-	-
Recovery (%)	96	96	96	96	95	-	-
Gold production – 100% (000 oz)	95	69	106	89	47	-	-
Attributable gold production – 90% (000 oz)	86	62	95	80	42	-	-
Gold sales – 100% (000 oz)	91	69	115	95	18	-	-
Gold revenue ($/oz)(b)	1,670	1,519	1,402	1,386	1,287	-	-
Cash cost excluding royalties ($/oz)	451	525	359	372	441	-	-
Royalties ($/oz)	84	88	69	42	18	-	-
Cash cost ($/oz)(c)	535	613	428	414	459	-	-
Canada—Doyon Division (IAMGOLD interest – 100%)
Total operating material mined (000 t)	14	16	14	12	13	17	19
Ore milled (000 t)	13	-	-	44	17	-	-
Head grade (g/t)	12.0	-	-	13.1	14.2	-	-
Recovery (%)	94	-	-	96	96	-	-
Gold production (000 oz)	5	-	-	18	13	2	-
Gold sales (000 oz)	3	-	10	24	3	-	6
Gold revenue ($/oz)(b)	1,673	-	1,371	1,396	1,284	-	1,100
Cash cost excluding royalties ($/oz)	1,161	-	-	812	430	252	-
Royalties ($/oz)	42	-	-	31	26	28	-
Cash cost ($/oz)(c)	1,203	-	-	843	456	280	-

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash costs section above for reconciliation to GAAP measures.
(d)	Commercial production started effective as of July 16, 2010. Refer to the Results of Operations’ section for more information.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Mali—Sadiola Mine (IAMGOLD interest – 41%)
Total operating material mined (000 t)	2,659	2,640	2,469	2,692	1,808	2,486	2,668
Strip ratio(a)	15.6	6.7	6.3	7.4	8.5	8.2	7.9
Ore milled (000 t)	505	492	469	460	441	448	443
Head grade (g/t)	2.0	2.0	1.8	2.1	2.1	2.1	2.1
Recovery (%)	94	95	95	92	92	95	94
Attributable gold production (000 oz)	30	33	30	29	30	29	30
Attributable gold sales (000 oz)	31	30	30	31	28	29	29
Gold revenue ($/oz)(b)	1,691	1,502	1,387	1,366	1,222	1,188	1,109
Cash cost excluding royalties ($/oz)	739	620	642	696	589	567	473
Royalties ($/oz)	100	85	82	89	70	69	65
Cash cost ($/oz)(c)	839	705	724	785	659	636	538

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000 t)	1,432	1,746	1,488	1,384	1,508	1,364	704
Strip ratio(a)	9.0	6.3	6.1	5.5	8.2	7.7	4.3
Ore crushed (000 t)	261	288	276	308	233	328	304
Head grade (g/t)	1.0	1.1	1.0	1.0	1.0	1.0	1.9
Attributable gold stacked (000 oz)	8	10	9	10	7	11	18
Attributable gold production (000 oz)	7	6	8	9	9	15	27
Attributable gold sales (000 oz)	7	7	7	8	10	15	26
Gold revenue ($/oz)(b)	1,701	1,488	1,389	1,373	1,233	1,185	1,110
Cash cost excluding royalties ($/oz)	1,687	1,309	1,233	1,302	1,169	622	397
Royalties ($/oz)	106	92	79	77	74	75	65
Cash cost ($/oz)(c)	1,793	1,401	1,312	1,379	1,243	697	462
Discontinued Operations
Botswana—Mupane Mine (IAMGOLD interest – 100%)
Gold production (000 oz)	9	10	11	15	16	13	13
Cash cost ($/oz)(c)	1,287	1,271	1,379	1,062	964	887	826

Ghana—Tarkwa and Damang Mines (IAMGOLD interest – 18.9%)
Attributable gold production (000 oz)	-	-	46	45	45	49	43
Cash cost ($/oz)(c )	-	-	542	627	598	634	612

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000 t)	487	546	529	454	427	441	470
Ore milled (000 t)	524	529	521	502	458	456	448
Grade (% Nb2O5)	0.55	0.60	0.57	0.59	0.62	0.62	0.61
Niobium production (millions of kg Nb)	1.2	1.1	1.1	1.0	1.1	1.1	1.2
Niobium sales (millions of kg Nb)	1.0	1.3	1.0	1.0	1.1	1.1	1.1

Operating margin ($/kg Nb)(a)	14	14	16	17	19	19	19

(a)

Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the above section Unit Operating Margin per Kilogram of Niobium for the Niobec Mine for reconciliation to GAAP measure.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011